ASSET PURCHASE AGREEMENT

Dated as of October 7, 2002

By and Between

QUANTUM CORPORATION

and

BROADBAND STORAGE, INC.

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of October 7, 2002, by and between QUANTUM CORPORATION, a Delaware corporation (“Seller”) and BROADBAND STORAGE, INC., a Delaware corporation (“Buyer”).  Capitalized terms not otherwise defined in this Agreement are defined in Appendix A hereto.

RECITALS:

A.

Among other things, Seller is engaged in the business of developing, manufacturing, selling and servicing Network Attached Storage (“NAS”) through the SNAP and Guardian brand products (the “Relevant Product Lines”), and Buyer is interested in purchasing, and Seller is interested in selling certain assets related thereto; and

B.

Buyer proposes to raise additional equity financing with certain of Buyer’s current stockholders and certain new investors pursuant to a Series B Preferred Stock financing (the “Financing”).Among other things, Seller is engaged in the business of developing, manufacturing, selling and servicing Network Attached

C.

The parties hereto desire that Seller sell, assign, transfer and convey to Buyer, and that Buyer purchase from Seller, the Purchased Assets (as defined below) and, in connection therewith, that Buyer assume certain liabilities of Seller relating thereto, subject to the terms and conditions set forth in this Agreement (the “Acquisition”).

D.	Seller is willing to accept shares of Buyer’s Series B Preferred Stock as partial consideration for the sale by Seller of the Purchased Assets to Buyer.

E.

In connection with the Acquisition, at the Closing, Buyer and Seller shall enter into a Strategic Partnership Agreement, pursuant to which Buyer and Seller will agree to detail processes, plans and terms for developing, executing and managing go-to-market opportunities and engineering and product integration opportunities for certain NAS-related products.

NOW, THEREFORE, in consideration of the mutual benefits to be derived and the representations and warranties, conditions and promises contained herein, and intending to be legally bound hereby, the parties hereby agree as follows:

1.

ARTICLE I.
PURCHASE AND SALE OF THE ASSETS;
PURCHASE PRICE; POSSESSION

1.1	Assets and Liabilities

(a)

Acquired Assets.  Upon the terms and subject to the conditions of this Agreement, as of the Closing (as defined in Section 6.1), Buyer shall purchase from Seller, and Seller shall sell, assign, transfer and convey to Buyer, all of Seller’s right, title and interest in and to all of the assets, properties, rights, interests and claims set out or described in Sections 1.1(a)(i) through 1.1(a)(ix) (collectively the “Purchased Assets”)

(i)

Intellectual Property Assets.  Subject to the agreements listed on Schedule 2.12(a) and to end user agreements entered into in the ordinary course of business, the Purchased Software, Purchased Technology and Purchased Intellectual Property Rights.  Seller further grants, conveys and assigns to Buyer all its right, title and interest in and to any and all causes of action and rights of recovery for past infringement of the Purchased Patents, as well as the right to prosecute the Purchased Patents.  With respect to the Purchased Trademarks, the foregoing assignment includes the assignment of all goodwill appurtenant thereto.

		(ii)	Customer Lists. All customer or vendor lists, customer credit limits, manuals, and data, sales, marketing and advertising materials used by Seller in connection with the Purchased Assets.

(iii)

Contracts. All of Seller’s rights and interests under the contracts, instruments, agreements, commitments or other understandings or arrangements attributable to the Purchased Assets or the Assumed Liabilities that are listed on Schedule 1.1(a)(iii) (the “Purchased Contracts”).

(iv)

Records and Documentation. Originals or, at Seller’s option, copies of all business and financial records, tax information, files, books and form contracts specifically relating to the Purchased Assets described in the other clauses of this Section 1.1(a) or to the Assumed Liabilities, including, but not limited to, books and records, if any, which reflect the principal terms of each Purchased Contract.

(v)

Authorizations. All federal, foreign, state, local or other governmental consents, licenses, permits, grants, or authorizations (including dba registrations) and the like owned, held or utilized by Seller in connection with the use or ownership of the Purchased Assets, which Seller is not legally prohibited from assigning to Buyer, all of which are listed on Schedule 1.1(a)(v) (the “Authorizations”).

(vi)

Inchoate Rights. All rights, claims, credits, causes of action or rights of set-off with respect to or arising out of (A) the Purchased Assets, (B) the Assumed Liabilities or (C) proceeds paid or payable under insurance contracts relating to the Purchased Assets.

(vii)

Balance Sheet Inventory. Inventory for the Relevant Product Lines (the “Balance Sheet Inventory”) that are reflected on the balance sheet of Seller as of the Closing Date, which are listed on Schedule 1.1(a)(vii).

(viii)

Furniture, Equipment, etc. All items of furniture, equipment, computers, computer software (to the extent assignable or transferable), photocopy machines and office supplies, whether owned or leased by Seller that are used in connection with the Purchased Assets and are listed on Schedule 1.1(a)(viii) (the “Furniture and Equipment”).

(ix)

Other Items of Property.  All other items of property, supplies or other assets, that are used by Seller in connection with the Purchased Assets or Assumed Liabilities to the extent that Seller has any rights or interests therein that are assignable and are listed on Schedule 1.1(a)(ix) (“Other Items of Property”).

2.

(b)

Excluded Assets and Certain Known Liabilities. Seller shall not sell, assign, transfer or convey to Buyer, and Buyer shall not purchase (i) assets, properties, rights, interests or claims of Seller of any kind or nature whatsoever other than the Purchased Assets and (ii) any known liabilities set forth on Schedule 1.1(b) (collectively, Section 1.1(b)(i) and 1.1(b)(ii) are known as the “Excluded Assets and Certain Known Liabilities”).

(c)

Liabilities Assumed by Buyer. Upon the terms and subject to the conditions of this Agreement, and in reliance on the representations, warranties, covenants and agreements made by Seller herein, effective as of the Closing Date, Buyer shall assume and be obligated pursuant to this Agreement to pay when due, perform, or discharge only the debts, claims, liabilities, obligations, and expenses described below and on Schedule 1.1(c) (collectively, the “Assumed Liabilities”):

(i)

executory obligations arising from the Purchased Contracts which are to be performed after the Closing Date; provided, however, that Buyer shall not assume any (x) costs or expenses arising from any liabilities not specifically assumed hereby, (y) obligations arising from any contracts, instruments, agreements, commitments or other understandings or arrangements attributable or relating to the Purchased Assets, the rights to which are not, for any reason, assigned to Buyer as required pursuant to the terms of this Agreement, and (z) obligations which are past due or arise as a result of or in connection with a breach or default by Seller under any of the Purchased Contracts or a violation of any law or public policy which occurred on or prior to the Closing Date; and

(ii)

up to $1,600,000 of liabilities of Seller to accept returns or to provide product warranty services to those customers who purchased any NAS product from Seller or any of its distributors on or prior to the Closing Date, as more specifically set forth in Section 4.5.

1.2	Purchase Price and Payment Terms.

(a)

The aggregate purchase price for the Purchased Assets is (i) the issuance of the Buyer’s Series B Preferred Stock (the “Stock Consideration”) with a total aggregate value of $3,900,000 (with an option to acquire an additional $1,800,000 in aggregate value of Stock Consideration at any subsequent closing of the Financing, if at all); (ii) Five Million Dollars ($5,000,000) in cash adjusted, as the case may be, by (A) either (I) subtracting an amount equal to (x) $54,000 multiplied by (y) that number of Designated Employees in excess of forty who are given a Bona Fide Offer, or (II) adding an amount equal to (x) $54,000 multiplied by (y) that number of Designated Employees less than forty who are given a Bona Fide Offer and (B) subtracting an amount equal to the Gross Variable Margin of inventory of the Relevant Product Lines in excess of seven (7) weeks in the aggregate, calculated by dividing the Seller’s North American distribution channel inventory value as of the Closing Date for the Relevant Product Lines by the average weekly distributor sales (POS) of the Relevant Product Lines for the Seller’s prior fiscal quarter (the “Cash Purchase Price”), (iii) a secured promissory note in the original principal amount of $2,354,788, in form and substance reasonably satisfactory to Buyer and Seller (the “Note”), and (iv) assumption of the Assumed Liabilities (collectively items (i) through (iv), the “Purchase Price”).  As used herein, “Gross Variable Margin” means the difference between the selling price to the distributor and the purchase price of components for the manufacturer.

	(b)	At Closing, Buyer shall (i) deliver to Seller the Stock Consideration and the Note; (ii) the Cash Purchase Price and (iii) assume the Assumed Liabilities.

1.3

Possession.   The assignment to Buyer of Seller’s rights in the Purchased Assets, and the transfer of the Assumed Liabilities to Buyer, will be effective as between Seller and Buyer as of 5:00 p.m. pacific standard time on the Closing Date.  Buyer shall be responsible for the costs of delivering the Purchased Assets, including title thereto, to Buyer

1.4

Sales, Use and Transfer Taxes.   Buyer shall reimburse Seller for all expenses associated with documentary transfer taxes and any sales, use or other similar taxes, duties, fees and governmental exactions (the “Transfer Taxes”) imposed by reason of the transfer of the Purchased Assets provided hereunder and any deficiency, interest or penalty asserted with respect thereto.

1.5

Allocation of Purchase Price and Adjustments.   The Purchase Price shall be allocated in relation to the Purchased Assets as set forth on Schedule 1.5 hereto.  Each party agrees that it will not, in its Tax returns or elsewhere, take a position inconsistent with the allocations provided for in this Section.

1.6	Termination Costs. Seller shall pay all costs associated with terminating any non-manufacturing contracts relating to the Purchased Assets that are not a part of the Purchased Assets.

3.

ARTICLE II.
REPRESENTATIONS AND WARRANTIES OF SELLER

As an inducement to Buyer to enter into this Agreement and to consummate the transactions contemplated hereby, Seller makes the following representations and warranties to Buyer as of the date of this Agreement and as of the Closing Date, subject to the exceptions set forth on the Schedule of Exceptions attached hereto as Exhibit B, which Schedule of Exceptions specifically identifies relevant Sections to which the exceptions set forth therein relate, as follows:

2.1

Organization.   Seller is a corporation, validly existing and in good standing under the laws of the State of Delaware and has the power and authority to conduct business as it is presently being conducted and to own and lease its properties and assets.  Seller is duly qualified to do business as a foreign corporation, and is in good standing in every jurisdiction in which the failure to be so qualified would have a Material Adverse Effect.

2.2

Authorization.   The execution and delivery of this Agreement and the other documents executed in connection herewith (collectively, the “Ancillary Documents”) by Seller and the performance of all obligations hereunder and thereunder have been duly authorized and no other corporate action or approval is necessary for the execution, delivery or performance of this Agreement or the Ancillary Documents by Seller. Seller has full right, power, authority and capacity to execute, deliver and perform this Agreement and the Ancillary Documents and such other agreements and instruments as are contemplated hereby.  Each of this Agreement and the Ancillary Documents has been duly executed and delivered by Seller and is a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect, relating to or limiting creditors’ rights generally and (b) general principles of equity (whether considered in an action in equity or at law).

2.3

No Conflict.   Neither the execution and delivery of this Agreement and the Ancillary Documents by Seller, nor the consummation of the transactions contemplated hereunder nor the fulfillment by Seller of any of the terms of this Agreement will:

(a)

except for such conflicts, breaches or defaults as would not have a Material Adverse Effect, conflict with or result in a breach by Seller, or constitute a default by Seller under, or create an event that, with the giving of notice or the lapse of time, or both, would be a default under or breach of, any of the terms, conditions or provisions of (i) any mortgage, lease, deed of trust, pledge, loan or credit agreement, license agreement, or any other material contract, arrangement or agreement to which any of the Purchased Assets is subject, (ii) the Certificate of Incorporation or Bylaws of Seller or (iii) any judgment, order, writ, injunction, decree or demand of any Governmental Entity, which would have a material adverse effect upon Seller’s ability to convey the Purchased Assets;

	(b)	result in the creation or imposition of any Encumbrance upon the Purchased Assets; or

	(c)	cause a loss or adverse modification of any permit, license, or other authorization granted by a Governmental Entity to or otherwise held by Seller which would have a Material Adverse Effect.
4.

Except for this Agreement, Seller has no obligation, absolute or contingent, to any other Person to sell the Purchased Assets or to enter into any agreement with respect thereto.

2.4	Intentionally Deleted.

2.5	Absence of Certain Facts or Events. Since June 30, 2002, there has not been:

	(a)	any Material Adverse Effect;

	(b)	any material damage, destruction or loss to the assets used in connection with the Purchased Assets, whether covered by insurance or not;

(c)

any increase in the compensation payable or to become payable by Seller to any Designated Employee or in the coverage or benefits under any bonus, insurance, pension or other benefit plan (excluding annual length-of-service and similar adjustments to the benefits of individual participants) relating to any Designated Employee;

	(d)	any obligations, expenditures or decisions of financial impact related to the Purchased Assets or Assumed Liabilities that are in any manner out of the ordinary course of business;

	(e)	any transfer or sale of a substantial portion of the assets used in connection with the Purchased Assets, to any Person (other than sales of inventory in the ordinary course of business);

(f)

any sale, assignment or transfer of any contractual rights, claims or other assets used in connection with the Purchased Assets valued at more than $25,000 individually, or more than $25,000 in the aggregate, other than in the ordinary course of business consistent with past practice;

(g)

any intentional or, to the Knowledge of Seller, other waiver of any rights related to the Purchased Assets of substantial value to the Purchased Assets or any amendment or termination of any agreement to which Seller is a party which has had or is reasonably likely to have a Material Adverse Effect;

	(h)	any material transaction entered into or consummated by Seller, related to the Purchased Assets, except in the ordinary course of business consistent with past practice;

(i)

any material addition to or modification of the benefit plans of Seller or other arrangements or practices, in either case affecting any Designated Employees, not in the ordinary course of business consistent with past practice;

5.
	(j)	any transfer or sale of a substantial portion of the assets used in connection with the Purchased Assets, to any Person (other than sales of inventory in the ordinary course of business);

(k)

any oral or written notification to Seller from any supplier of the Purchased Assets that such supplier anticipates its accommodations, sales or services provided in connection with the Purchased Assets will decrease in any material respect;

	(l)	any oral or written notification to Seller from any Designated Employee that such employee intends to leave his or her position of employment with Seller or not become an employee of Buyer;

(m)

any oral or written notification to Seller from any sales representative or any manufacturer’s representative of the Purchased Assets that such person anticipates that their sales of the Purchased Assets will decrease in any material respect; or

(n)

any oral or written notification to Seller from any independent contractor performing services for the Purchased Assets that such contractor anticipates its services provided in connection with the Purchased Assets will decrease in any material respect.

2.6	Property, Leases and Encumbrances; Title to and Sufficiency of Assets.
(a)

Schedules 1.1(a)(viii) and 1.1(a)(ix) hereto accurately set forth all items of equipment and other tangible personal property of Seller which are used in connection with the development, manufacture, sales and servicing of the Relevant Product Lines (individually, a “Leased or Owned Property” and collectively, the “Leased or Owned Properties”) and contain with respect to each of the Leased or Owned Properties a list of (i) all leases and other agreements or restrictions relating to such property and (ii) any Encumbrance on any such Leased or Owned Property, specifying the nature thereof and the holder of such Indebtedness.  The leases or other agreements listed in Schedules 1.1(a)(viii) and 1.1(a)(ix) are in full force and effect without any default or waiver by Seller or, to the Knowledge of Seller, by any other party thereto.

(b)

Seller has good, valid and marketable title to all Purchased Assets (other than the Purchased Software, Purchased Technology and Purchased Intellectual Property Rights) free and clear of all Encumbrances.

(c)

All Leased or Owned Properties of Seller (i) are in a good operating condition and repair (subject to ordinary wear and tear), and (ii) have been properly operated, serviced, and maintained, and (iii) are suitable for the uses for which they are presently being used.

6.
2.7	Contracts and Commitments.
(a)

None of the Purchased Assets or Assumed Liabilities contain any of the following: (i) collective bargaining agreement, or any agreement that contains any severance pay liabilities or obligations; (ii) employment, consulting or similar agreements, contracts or commitments that are not terminable without penalty or cost by Seller on notice of thirty (30) calendar days or less or which contain an obligation of Seller to pay and/or accrue more than $50,000 per year; (iii) notes or other evidences of Indebtedness for borrowed money or the deferred purchase price of property or services, which involve a liability of more than $50,000; (iv) agreement of guaranty or indemnification; (v) agreement, contract or commitment limiting the freedom of Seller to engage in any line of business or compete with any Person; (vi) agreement, contract or commitment (written or oral) with a supplier of Seller that provided more than $50,000 in goods or services to Seller in fiscal year 2001 or is reasonably expected to provide such amount or more in fiscal year 2002; (vii) agreement, contract or commitment (written or oral) with customers or other Persons which involves $50,000 or more and, by its terms, is not cancelable without penalty or cost within sixty  (60) calendar days or (viii) any of the foregoing, whether above or below the thresholds referred to therein, which involves $125,000 or more in the aggregate.

(b)

(i) Seller is not in breach of, nor has Seller received in writing any claim or assertion that it has breached, any of the terms or conditions of any of the Purchased Contracts and there are no obligations owed by Seller under the Purchased Contracts; (ii) each Purchased Contract is in full force and effect in the form delivered to Buyer, there is no material breach or default by Seller or, to Seller’s Knowledge, any party thereto, and Seller has not received any notice (in writing or otherwise) that any party thereto wishes to cancel or not renew such Purchased Contract; (iii) to Seller’s Knowledge, there are no facts or conditions that exist, have occurred, or are anticipated which, through the passage of time or the giving of notice, or both, would constitute a material default under any Purchased Contract or would cause the acceleration of any obligation of any party thereto or the creation of an Encumbrance, and (iv) neither the execution, delivery and performance of this Agreement or the documents or instruments executed in connection herewith, nor consummation of the transactions contemplated hereby or thereby, will cause the forfeiture or termination of, or give rise to a right of forfeiture or termination of, any Purchased Contract.

2.8	Permits and Authorizations.
(a)

Schedule 1.1(a)(v) lists each Authorization held or utilized by Seller in connection with its ownership or use of the Purchased Assets.  All Authorizations are in full force and effect and, to Seller’s Knowledge, constitute all Authorizations that are required to permit Seller to own or use the Purchased Assets as historically owned or used prior to the Closing Date.  Section 2.8(a) of Exhibit B also discloses all proposed or pending applications for Authorizations, and all applications for variances from compliance, or postponement of the dates for compliance with any laws or regulations affecting the Purchased Assets.

(b)

Section 2.8(b) of Exhibit B identifies all Authorizations which (i) materially restrict the present sale or use of the Purchased Assets, (ii) limit the term of possession or operation of any material Purchased Asset, or (iii) which pertain to any Environmental Law.

7.
(c)

Seller has not received any written notification and, to the Knowledge of Seller, the Authorizations will be renewed upon their expiration without new conditions, requirements or restrictions which would materially restrict the ownership or use of the Purchased Assets or necessitate additional operating or capital costs in excess of $25,000.

	(d)	Seller is not in breach of, nor has Seller received in writing or, to Seller’s Knowledge, otherwise any claim or assertion that it has breached, any of the terms or conditions of any Authorization.

2.9	No Violations; Other Consents.
(a)

Seller is in compliance with each applicable law, statute, order, rule or regulation promulgated or judgment entered (or known by Seller to be proposed) by any Governmental Entity applicable to the Purchased Assets, except for such failures to comply as would not have a Material Adverse Effect.

(b)

No consent, approval or authorization of, or declaration, filing or registration with, any Governmental Entity or any other Person is required to be made or obtained by Seller in connection with the execution, delivery and performance by Seller of this Agreement and the consummation of the transaction contemplated hereby, or to Seller’s Knowledge, the continued ownership or use of the Purchased Assets by Buyer.

2.10

Claims, Investigations and Proceedings.    Section 2.10 of Exhibit B lists all claims, investigations, suits, actions, arbitrations, mediations and legal or administrative proceedings and governmental investigations, currently or at any time within the last 12 months pending or threatened against the Assumed Liabilities or the Purchased Assets or the ownership or use thereof.  There are no facts which are reasonably likely to lead to the instigation of any other suit, action or legal or administrative proceeding or any other claim, controversy or governmental investigation against or affecting the Assumed Liabilities or the Purchased Assets that is reasonably likely to have a Material Adverse Effect.  There is no outstanding judgment, order, decree, award, stipulation or injunction of any Governmental Entity against or affecting the Purchased Assets.

2.11

Insurance.   There are no insurance policies principally related to the Purchased Assets under which Seller is an insured or a beneficiary or for which it is liable to pay premiums and further sets forth the name of the insurer, type of coverage, policy limits and deductibles, if any, and annual premium for each such policy.

2.12	Intellectual Property Rights.
(a)

Except for agreements listed on Schedule 2.12(a) hereto and end user agreements entered into in the ordinary course of business, Seller owns and has the full right and power to grant the licenses to the Licensed Trade Secrets pursuant to Section 9.3 free and clear from all Encumbrances and other licenses.

(b)

Except for agreements listed on Schedule 2.12(a) hereto and end user agreements entered into in the ordinary course of business, Seller owns all rights, and has the full right and power to transfer title, to the Purchased Software, Purchased Technology and Purchased Intellectual Property Rights free and clear from all Encumbrances and other licenses.

8.
(c)

Neither the execution, delivery and performance of this Agreement or the documents or instruments executed in connection herewith, nor consummation of the transactions contemplated hereby or thereby, will (i) cause the forfeiture or termination of, or give rise to a right of forfeiture or termination of, any Purchased Software, Purchased Technology, or Purchased Intellectual Property Rights; or (ii) materially impair the right of Buyer to use, possess, sell or license any Purchased Software, Purchased Technology, or Purchased Intellectual Property Right or portion thereof.  Seller is not required to make or accrue any royalties, honoraria, fees or other payments to any Person in connection with the use of any of the Purchased Software, Purchased Technology, or Purchased Intellectual Property Rights and the transfer of the Purchased Software, Purchased Technology, or Purchased Intellectual Property Rights to Buyer will not give rise to royalties, honoraria, fees or other payments (other than Taxes or other payments to Governmental Entities).

(d)

The Purchased Software, Purchased Technology, and Purchased Trademarks, when used in the manner used by Seller as of the Closing Date, do not infringe any Person’s Patents, Copyrights or Trademarks and Seller is not a party to any agreement that could materially impair Buyer’s use of the Purchased Patents, Purchased Copyrights or Purchased Trademarks.  The Licensed Trade Secrets, when used in the manner used by Seller as of the Closing Date, do not misappropriate any Person’s Trade Secrets.  Seller has not received written notice from any Person claiming that the Purchased Software, Purchased Technology, Purchased Trademarks or Licensed Trade Secrets infringe or misappropriate the Intellectual Property Rights of any Person.  There is no basis for any claim contesting the validity, ownership or right of Seller to use, possess, sell, market, advertise, license or dispose of the Purchased Software, Purchased Technology, Purchased Intellectual Property Rights or Licensed Trade Secrets.

(e)

To Seller’s Knowledge, no employee, consultant or independent contractor of Seller (“Seller Personnel”):  (i) is in violation of any employment contract, patent disclosure agreement, invention assignment agreement, non-disclosure agreement, non-competition agreement or any other contract or agreement with any other Party as a result of such Seller Personnel being employed by or performing services for Seller in connection with the development, or ownership of, the Purchased Software, Purchased Technology, Purchased Intellectual Property Rights and Licensed Trade Secrets; or (ii) has developed any portion of the Purchased Software or Purchased Technology that is subject to an agreement pursuant to which such Seller Personnel has assigned or otherwise granted to any third party any rights (including, without limitation, Purchased Intellectual Property Rights) in or to such Purchased Software or Purchased Technology.

(f)

Seller has taken all reasonable steps that are required to protect Seller’s rights in the Licensed Trade Secrets.  All Seller Personnel having access to the Licensed Trade Secrets and Seller’s customers, suppliers or other third parties having access to the Licensed Trade Secrets, have executed an agreement with Seller regarding the protection of the Licensed Trade Secrets.  All Seller Personnel who were involved in the development of the Purchased Software and Purchased Technology have executed written agreements with Seller assigning all of their rights in and to the Purchased Software and Purchased Technology including, without limitation, the Purchased Intellectual Property Rights to Seller.

(g)

Except as noted on Schedule 2.12(g), Seller has no licenses, sublicenses and other agreements to which Seller is a party and pursuant to which any Person is authorized to use or have access to the Purchased Software in source code format.

(h)

With respect to all Purchased Intellectual Property that is Registered IP, all such Registered IP is currently in compliance with formal legal requirements (including payment of filing, examination and maintenance fees and proofs of use).   For the purpose of this representation the term “Registered IP” shall mean all United States, international and foreign: (i) Patents; (ii) registered Trademarks, applications to register Trademarks, intent-to-use applications, or other registrations or applications related to trademarks or service marks; (iii) domain name registrations; and (v) any other Intellectual Property Rights that are the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any state, government or other public legal authority.

9.
2.13	Intentionally Deleted.

2.14	Employment Laws.
(a)

Seller is in compliance with all federal, state or other applicable laws respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety with respect to the ownership and use of the Purchased Assets (except for violations or failures to comply which are not reasonably likely to result in a Material Adverse Effect), and has not received notice of, and, to the Knowledge of Seller, is not engaged in, any unfair labor practice with respect to the ownership or use of the Purchased Assets.

	(b)	There is no unfair labor practice complaint against Seller pending before the National Labor Relations Board (“NLRB”).

	(c)	There is no labor strike, dispute, slowdown or stoppage pending or, to Seller’s Knowledge, threatened against or affecting the Purchased Assets.

(d)

There are no claims, grievances or arbitration proceedings, workers’ compensation proceedings, labor disputes (including charges of violations of any federal, state or local laws or regulations relating to current or former employees (including retirees) or current or former applicants for employment), governmental investigations or administrative proceedings of any kind pending or, to the Knowledge of Seller, threatened against or relating to the Purchased Assets, its employees or employment practices, or operations as they pertain to conditions of employment; nor is Seller subject to any order, judgment, decree, award or administrative ruling arising from any such matter.

(e)

No collective bargaining agreement is currently in existence or being negotiated by Seller with respect to the operation of business in connection with the Purchased Assets and, as of the date of this Agreement, no labor organization has been certified or recognized as the representative of any employees employed in connection with the use and operation of the Purchased Assets or, to the Knowledge of Seller, is seeking such certification or recognition.

2.15	Environmental Laws.
(a)

(i) The Purchased Assets have been operated in compliance in all respects with all applicable Environmental Laws (except for such failures to comply as have not, and will not have, had a Material Adverse Effect) and (ii) Seller has not received from any Governmental Entity or any other Person nor has there been commenced or, to Seller’s Knowledge, threatened, any notice of violation, notice to comply, compliance schedule, administrative or judicial complaint, information request, order, enforcement action or lien with respect to alleged or potential violations of or liabilities under Environmental Laws by or on behalf of Seller, or any proceeding or inquiry with respect to any actual or alleged violation of or liability under any Environmental Law or any Release or alleged Release of a Hazardous Material by or on behalf of Seller, in each case in connection with the ownership and use of the Purchased Assets.

10.
(b)

“Environmental Law” shall mean all applicable laws, statutory or otherwise, regulations, rules, ordinances, decrees and orders, as currently in effect, which purport to regulate the generation, processing, production, storage, treatment, transport or Release of Hazardous Materials to the environment, or impose requirements, conditions or restrictions relating to environmental protection, management, planning, reporting or notice or public or employee health and safety.

(c)

“Hazardous Material(s)” shall mean any substance which is (i) defined as a hazardous substance, hazardous material, hazardous waste, pollutant, toxic substance, pesticide, contaminant or words of similar import under any Environmental Law, (ii) a petroleum hydrocarbon, including crude oil or any fraction thereof, (iii) hazardous, toxic, corrosive, flammable, explosive, infectious, radioactive, carcinogenic or a reproductive toxicant, or (iv) regulated pursuant to any Environmental Law; provided, however, that “Hazardous Material(s)” shall exclude office and janitorial supplies properly and safely maintained in the ordinary course of business.

(d)

“Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment (including the abandonment or discarding of barrels, containers and other receptacles containing any Hazardous Material).

	(e)	There is no documentation in Seller’s possession, custody or control relating to environmental matters related to the ownership or use of the Purchased Assets.

2.16	Intentionally Deleted.
2.17

No Insider Transactions.    To Seller’s Knowledge, no Affiliate of Seller has (a) any interest in any Person that engages in a business that is the same or similar to the business of developing, marketing, selling and servicing NAS, (b) any interest in any Person that purchases from or sells or furnishes to Seller any goods or services that constitute or are directly related to the NAS, (c) a beneficial interest in any contract, commitment, agreement or understanding to which Seller is a party or by which it may be bound or affected related to the Purchased Assets, or (d) any claim against any of the Purchased Assets; provided, however, that this Section 2.17 shall not apply to any ownership interest in any publicly-traded company held by Seller or any Affiliate of Seller where such interest does not exceed 1% of the outstanding ownership of such entity.

2.18	Intentionally Deleted.
2.19

Inventories.   The Balance Sheet Inventory is in all material respects of a quality and quantity usable and saleable in the normal course of Seller conducting its business, subject to the reserves set forth in Section 2.19 of Exhibit B, which Seller has established in good faith.  Schedule 1.1(a)(vii) lists all inventory that relates to the Relevant Product Lines, including, but not limited to, inventories of raw materials, finished goods and packaging supplies owned or in the custody of Seller.

11.
2.20	Intentionally Deleted.
2.21

Warranties.   Section 2.21 of Exhibit B contains a copy of Seller’s written warranty terms to the customers of the Relevant Product Lines.  Seller has not given or made any other written or oral warranties to any Person with respect to any products sold or services performed that are related to the Relevant Product Lines.  Seller has received no written or oral notice of a claim against the Relevant Product Lines, whether or not covered by insurance, for products liability or liability on account of any express or implied warranty, except for warranty obligations and returns in the ordinary course of business consistent with past practice for which appropriate reserves have been reflected in the Seller’s financial statements.

2.22

No Finders or Brokers.    Seller has not entered into any agreement, arrangement or understanding with any Person which could result in the obligation to pay any finder’s fee, brokerage commission, advisory fee or similar payment in connection with this Agreement or the transactions contemplated hereby.  With respect to any professional fees (including accounting and attorney’s fees) incurred by Seller with respect to the transactions contemplated by this Agreement, all such fees, commissions, professional fees or similar amounts payable shall be paid Seller, and not by Buyer.

2.23

Accuracy of Information Furnished by Seller.   No representation or warranty set forth in this Article II or in any list or Schedule referred to herein, and no information provided to Buyer or its representatives by Seller contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained herein or therein not misleading.

Notwithstanding anything to the contrary in this Agreement, (i) no investigation by Buyer shall affect the representations and warranties of Seller under this Agreement or contained in any document, certificate or other writing furnished or to be furnished to Buyer in connection with the transactions contemplated hereby and (ii) such representations and warranties shall not be affected or deemed waived by reason of the fact that Buyer knew or should have known that any of the same is or might be inaccurate in any respect.

12.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF BUYER

As an inducement to Seller to enter into this Agreement and to consummate the transactions contemplated  hereby, Buyer hereby represents and warrants to Seller as of the date of this Agreement and as of the Closing Date, subject to the exceptions set forth on the Schedule of Exceptions attached hereto as Exhibit C, which Schedule of Exceptions specifically identifies relevant Sections to which the exceptions set forth therein relate, as follows:

3.1

Organization.   Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the power and authority to perform its obligations under this Agreement.  Buyer is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction necessary to perform its obligations under this Agreement.

3.2

Authorization.   The execution and delivery of this Agreement by Buyer and the performance of its obligations hereunder have been duly authorized by Buyer and no other action or approval by Buyer is necessary for the execution, delivery or performance of this Agreement by Buyer.  Buyer has full right, power, authority and capacity to execute, deliver and perform this Agreement and such other agreements and instruments as are contemplated hereby.  This Agreement has been duly executed and delivered by Buyer and is a valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to or limiting creditors’ rights generally, and (b) general principles of equity (whether considered in an action in equity or at law).

3.3	No Conflict. Neither the execution and delivery of this Agreement by Buyer nor the consummation of the transactions contemplated hereunder nor the fulfillment by Buyer of any of its terms will:

(a)

conflict with or result in a breach by Buyer of, or constitute a default by Buyer under, or create an event that, with the giving of notice or the lapse of time, or both, would be a default under or breach of, any of the terms, conditions or provisions of (i) any material indenture, mortgage, lease, deed of trust, pledge, loan or credit agreement, license agreement or any other material contract, arrangement or agreement to which Buyer is a party or to which a material portion of Buyer’s assets is subject, (ii) the Certificate of Incorporation or Bylaws of Buyer, or (iii) any judgment, order, writ, injunction, decree or demand of any Governmental Entity which materially affects Buyer or which materially affects Buyer’s ability to conduct its business or perform its obligations under this Agreement;

13.
(b)

result in the creation or imposition of any Encumbrance upon any material portion of the assets of Buyer or which materially affects Buyer’s ability to conduct its business as conducted prior to the date of this Agreement or perform its obligations under this Agreement; or

(c)

cause a loss or adverse modification of any permit, license, or other authorization granted by any Governmental Entity to or otherwise held by Buyer  which is necessary or materially useful to Buyer’s business or otherwise necessary to allow Buyer to perform its obligations under this Agreement.

3.4

Consents and Approvals.    No consent, approval or authorization of, or declaration, filing or registration with, any Governmental Entity or other person is required to be made or obtained by Buyer in connection with the execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby.

3.5

No Finders or Brokers.  Buyer has not entered into any agreement, arrangement or understanding with any Person which could result in an obligation to pay any finder’s fee, brokerage commission, advisory fee or similar payment in connection with this Agreement or the transactions contemplated hereby.

3.6

Issuance of Stock Consideration.   Buyer has duly authorized the issuance of the Stock Consideration.  Upon the delivery of the certificates for the Stock Consideration pursuant to Section 1.2(b) and the consummation of the transactions contemplated hereby, the Stock Consideration will have been duly authorized and issued and fully paid and non-assessable.

14.

ARTICLE IV:
COVENANTS

4.1	Fulfillment of Conditions.

(a)

Seller will use all commercially reasonable efforts to perform, comply with and fulfill all obligations, covenants and conditions required by Seller under this Agreement.  Buyer will use all commercially reasonable efforts to perform, comply with and fulfill all obligations, covenants and conditions required by Buyer under this Agreement.

(b

Seller will use all commercially reasonable efforts to secure all necessary consents, waivers, permits, approvals, licenses and authorizations and will use all commercially reasonable efforts to make, all necessary filings in order to enable Seller to consummate the transactions contemplated hereby.  Buyer will use all commercially reasonable efforts to secure all necessary consents, waivers, permits, approvals, licenses and authorizations and will make all necessary filings in order to enable Buyer to consummate the transactions  contemplated hereby.

4.2

Access to Records and Inspection Rights.   Seller and Buyer, through their respective authorized representatives, shall allow the other party and the other party’s lenders, counsel, accountants and other consultants and representatives reasonable access to inspect the properties and records of the other party and to discuss the affairs and accounts of the other party with such representatives of Seller or Buyer, as the case may be, during normal business hours and upon reasonable advance notice.

4.3

Operation in Ordinary Course.   During the period from the execution of this Agreement until the Closing, Seller shall own and use the Purchased Assets only in a manner consistent with its present and historical practice and to refrain from taking any action which could reasonably be expected to have a Material Adverse Effect, and Seller shall promptly notify Buyer upon becoming aware of any potentially adverse event.

4.4

Exclusivity.  During the period from the date of this Agreement to the earlier to occur of  the Closing Date or the termination of this Agreement pursuant to Section 6.2, Seller shall refrain from taking, any action to, directly or indirectly, encourage, initiate or engage in discussions or negotiations with, or provide any information to, any Person, other than Buyer or as required by law, concerning any purchase of the Purchased Assets whether through the sale of the Purchased Assets or any similar transaction involving Seller, other than the sale of Inventory in the ordinary course of business consistent with past practices.

15.

4.5	Warranty/Servicing Obligations.

(a)

Warranty Service in the U.S.   To the extent that Buyer or Seller is presented with a product warranty claim from a customer in the United States who purchased a NAS product from Seller or any of its distributors on or prior to the Closing Date, then Buyer and Seller agree that Buyer shall assume responsibility for such claim and may settle, litigate, arbitrate, pay, adjust or otherwise discharge such claim in Buyer’s sole discretion.  Seller shall promptly reimburse Buyer for all reasonable costs and expenses (but in no event any profit margin) in excess of $1,600,000 incurred by Buyer in connection with resolving any such claims.

(b)

Warranty Service Outside the U.S.    To the extent that Buyer or Seller is presented with a product warranty claim from a customer outside of the United States who purchased a NAS product from Seller or any of its distributors on or prior to the Closing Date, then Buyer and Seller agree that Seller shall assume responsibility for such claim and may settle, litigate, arbitrate, pay, adjust or otherwise discharge such claim in Seller’s sole discretion; provided, however, that Seller shall exercise such discretion as if Seller were in the business of selling and serving NAS products on an on-going basis.  Buyer shall promptly reimburse Seller for all reasonable costs and expenses (but in no event any profit margin) incurred by Seller in connection with resolving any such claims up to a maximum amount equal to (x) $1,600,000 minus (y) the amount incurred by Buyer in connection with the transactions contemplated by Section 4.5(a).  Any costs and expenses incurred by Seller over the maximum amount set forth in this Section 4.5(b) shall be paid by Seller.  If Seller does not resolve any claim under this Section 4.5(b) within a reasonable time after Seller is notified of such claim, then Buyer may, at its option, assume responsibility for such claim and may settle, litigate, arbitrate, pay, adjust or otherwise discharge such claim in Buyer’s sole discretion.  In addition to the obligations of Seller set forth elsewhere in this Section 4.5(b), Seller shall reimburse Buyer for all reasonable costs and expenses incurred by Buyer in connection therewith to the extent they exceed the amount that would have been charged by Seller if it had fulfilled its obligations set forth in the first sentence of this Section 4.5(b).

(c)

Technical Support Service in the U.S.     At no cost to Seller, Buyer shall provide all Technical Support Service for service requests from customers in the United States who purchased a NAS product from Seller or any of its distributors prior to the Closing Date where such request is not covered by a warranty.

(d)

Technical Support Service Outside the U.S.     To the extent that Buyer or Seller is presented with a service request from a customer outside the United States who purchased a NAS product from Seller or any of its distributors prior to the Closing Date which is not covered by a warranty, at no cost to Buyer, Seller shall provide “Level 1” Technical Support Service for such customer.  Buyer shall provide any and all Technical Support Service for such customer beyond “Level 1.”  Seller agrees that Seller shall provide such service as if Seller were in the business of selling and serving NAS products on an on-going basis.

(e)

On-Site Service Agreements.    The parties agree that the Purchased Contracts do not contain any on-site service agreements or provisions in effect on the Closing Date or associated with inventory of the Relevant Product Lines held by distributors on the Closing Date.  Seller shall retain such agreements after the Closing Date and Seller agrees to discharge its obligations under such agreements when due and in the manner provided for in such agreements.

(f)

Service Level Agreement.  Buyer and Seller agree to use their commercially reasonable efforts to agree to the terms and provisions of a service level agreement, in form and substance reasonable satisfactory to Buyer and Seller, which specifies in more detail the levels of service to be provided by each party to fulfill their obligations under this Section 4.5 and certain reporting obligations with respect thereto (the “Service Level Agreement”)

16.
4.6	Employees.

(a)

Employment Offer.   On or prior to the Closing Date, Buyer shall provide Seller with the names of those employees of Seller that will be given a Bona Fide Offer (collectively, the “Designated Employees”), and Buyer shall make such offers on or prior to the Closing Date.

	(b)	Seller’s Obligations and Liabilities.

		(i)	Seller shall file all tax returns with respect to its employment of any Seller employee through the Closing Date

(ii)

Seller shall pay all liabilities with respect to Seller’s termination of employment of any Seller employee on or prior to the Closing Date, including, without limitation, all accrued and unpaid wages and accrued vacation.

(iii)

Seller shall pay or otherwise discharge any liability for claims filed with respect to any employee of Seller eligible for and entitled to coverage, reimbursement and/or benefits under the terms of any of Seller’s benefit plans, provided such liability (A) accrued or became payable during the period of such employee’s employment with Seller prior to the Closing Date or (B) arose out of Seller’s termination of such employee’s employment on or prior to the Closing Date.

(c)

Employee Severance Package.   For ninety (90) days after the Closing Date, if Buyer terminates the employment of any Designated Employee without Cause, then Buyer agrees to provide such terminated employee with the amount of severance set forth on Schedule 4.6(c) hereto.

(d)

No Rights Conferred Upon Employees.   The parties hereby acknowledge that, except as otherwise provided in clause (a) of this Section 4.6, Buyer is not under any obligation to employ any current or future employee of Seller or any Affiliate thereof.  Further, Buyer shall not be under any obligation to continue the employment of any Designated Employees after Closing and nothing in this Agreement shall confer any rights or remedies under this Agreement on any such employee.

(e)

Employee Restrictions.  If any Designated Employees become employed by Buyer, Seller agrees to waive and release such persons from any restrictions of any nature whatsoever to the extent that such restrictions would restrict such persons from working on or in connection with the Purchased Assets, and Seller acknowledges that the confidential information regarding the Purchased Assets is now owned by Buyer to the extent such information constitutes a Purchased Asset.

17.
4.7

Orders of Material Components.   Without the prior written consent of Buyer, Seller shall not, directly or through its contract manufacturers or otherwise, order any material components for the Relevant Product Lines after the date of this Agreement.

4.8

Seller Purchase Option.   Buyer hereby agrees that Seller shall have the right to acquire an additional $1,800,000 in aggregate value of Buyer’s Series B Preferred at any subsequent closing of the Financing.

ARTICLE V
CONDITIONS OF CLOSING

5.1

Conditions to Obligations of Buyer.  The obligation of  Buyer to consummate the purchase of the Purchased Assets pursuant to this Agreement is subject to the satisfaction, at or before the Closing, of the following conditions, any of which may be waived by Buyer:

(a)

Representations and Warranties; Performance of Obligations.  The representations and warranties Seller made to Buyer set forth in Article II hereof and all Ancillary Documents shall be true and correct as of the date hereof and as of the Closing Date as though made on and as of the Closing Date, except to the extent that such inaccuracies would not have a Material Adverse Effect.  Seller shall have performed in all material respects the agreements and obligations necessary to be performed by each under this Agreement prior to the Closing Date.

(b)

Certificates and Deliveries by Sellers.  Buyer shall have received an officer’s certificate dated the Closing Date, executed by a duly authorized officer of Seller, certifying that the conditions specified in Section 5.1(a) have been fulfilled.

(c)

No Injunction.  No preliminary or permanent injunction or order that would prohibit or restrain the consummation of the transactions contemplated hereunder shall be in effect, and no Governmental Entity or other Person shall have commenced or, to Seller’s Knowledge, threatened to commence, an action or proceeding seeking to enjoin the consummation of such transactions or to impose liability in excess of $25,000 on the parties hereto in connection therewith.

	(d)	Consents and Approvals. Seller shall have received all consents and approvals required to be obtained in connection with the consummation of the transactions contemplated hereunder.

	(e)	Bill of Sale and Assumption Agreement. Seller shall have executed and delivered to Buyer a Bill of Sale and Assumption Agreement, substantially in the form of Exhibit D hereto.

(f)

Due Diligence.  Buyer shall have completed its interviews with distributors and contract manufacturers of Seller’s NAS business and review of the Purchased Contracts, and the results of such investigation shall be satisfactory to Buyer in its sole discretion.

	(g)	No Material Adverse Effect. There shall not have occurred any Material Adverse Effect since the date of this Agreement.

18.
	(h)	Employees. The Designated Employees set forth on Schedule 5.1(h) (the “Key Employees”) shall have accepted employment with Buyer effective on or before the Closing Date.

(i)

Transition Services Agreement.  Seller shall have executed and delivered to Buyer a transition services agreement, in form and substance reasonable satisfactory to Buyer and Seller, which, for six months after the Closing Date and for no additional cost up to $650,000 incurred by Seller, provides for (A) access and the right to use Seller’s facilities outside the United States for sales related activities and Seller’s facilities located at 2001 Logic Drive, San Jose, California 95124 pursuant to the terms of a mutually agreeable sublease or sublicense, as the case may be, and (B) assistance and use of Seller’s personnel and facilities to provide transition services to Buyer, including, without limitation, in the area of finance, as well as Seller’s data centers (the “Transition Services Agreement”).

	(j)	Service Level Agreement. Seller shall have executed and delivered to Buyer the Service Level Agreement.

(k)

Purchased Patents and Trademarks.  Seller shall have executed and delivered to Buyer assignment and transfer documents, reasonably satisfactory to Buyer, to file with the United States Patent and Trademark Office and the Copyright Office to evidence the transfer of the Purchased Patents and Purchased Trademarks and dbas which are a part of the Purchased Assets.

(l)

Financing Closing.  Buyer shall have closed or shall, simultaneously with the Closing of the Acquisition, close the Initial Closing of the Financing substantially in accordance with the terms of, and as defined in, the Series B Preferred Stock Purchase and Recapitalization Agreement attached hereto as Exhibit E.

5.2

Conditions to Obligations of Seller.    The obligations of Seller to consummate the sale of the Purchased Assets pursuant to this Agreement are subject to the satisfaction, at or before the Closing, of the following conditions, any of which may be waived by Seller:

(a)

Representations and Warranties; Performance of Obligations.  The representations and warranties of Buyer set forth in Article III hereof and all Ancillary Documents shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date.  Buyer shall have performed in all material respects the agreements and obligations necessary to be performed by Buyer under this Agreement prior to the Closing Date.

(b)

Certificates and Deliveries by Buyer.  Seller shall have received an officer’s certificate dated the Closing Date, executed by a duly authorized officer of Buyer, certifying that the conditions specified in Section 5.2(a) have been fulfilled.

(c)

Secretary’s Certificate.  Seller shall have received a certificate dated the Closing Date, executed by the secretary of Buyer, certifying as to the valid adoption of resolutions of the Board of Directors and stockholders approving the Acquisition and the consummation of the transactions contemplated hereby.

19.
(d)

No Injunction.  No preliminary or permanent injunction or order that would prohibit or restrain the consummation of the transactions contemplated hereunder shall be in effect, and no Governmental Entity or other Person shall have commenced or, to Buyer’s Knowledge, threatened to commence, an action or proceeding seeking to enjoin the consummation of such transactions or to impose liability in excess of $25,000 on the parties hereto in connection therewith.

(e)

Consents and Approvals.  Buyer shall have received all consents and approvals required to be obtained in connection with the consummation of the transactions contemplated hereunder, except those consents and approvals of which the failure to obtain would not have a material adverse effect on Seller.

	(f)	Bill of Sale and Assumption Agreement. Buyer shall have executed and delivered to Seller a Bill of Sale and Assumption Agreement, substantially in the form of Exhibit D hereto.

	(g)	Transition Services Agreement. Buyer shall have executed and delivered to Seller the Transition Services Agreement and the sublease or sublicense, as the case may be, referred to in Section 5.1(i).

	(h)	Service Level Agreement. Buyer shall have executed and delivered to Seller the Service Level Agreement.

(i)

Financing Closing.  Buyer shall have closed or shall, simultaneously with the Closing of the Acquisition, close the Initial Closing of the Financing substantially in accordance with the terms of, and as defined in, the Series B Preferred Stock Purchase and Recapitalization Agreement attached hereto as Exhibit E, and on the Closing Date after taking into account the issuance of the Stock Consideration, Seller shall own less than 18% of the equity interest of Buyer, as determined based on the number of shares outstanding (and excluding any warrants, options and other rights to purchase capital stock of Buyer).

	(j)	Purchase Price. Seller shall have received the Note, stock certificates representing the Stock Consideration and the Cash Purchase Price.

20.

ARTICLE VI
CLOSING DATE AND TERMINATION OF AGREEMENT

6.1

Closing Date.    Subject to the satisfaction or waiver of each of the conditions set forth in Article V, the closing for the consummation of the purchase and sale contemplated by this Agreement (the “Closing”) shall, unless another date or place is agreed to in writing by Buyer and Seller, take place at the offices of Paul, Hastings, Janofsky &Walker LLP located at 695 Town Center Drive, Costa Mesa, California, on the date that is one (1) business day following the satisfaction or, if permitted pursuant to the terms of Article V hereof, waiver of the conditions to Closing set forth in Article V hereof, and shall be deemed effective on such date (the “Closing Date”).

6.2	Termination of Agreement. This Agreement may be terminated and abandoned at any time prior to the Closing:

	(a)	by mutual consent of Buyer and Seller;

(b)

by Buyer, (i) if Seller shall breach in any material respect any of its representations, warranties, covenants or obligations hereunder and such breach shall not have been cured within five (5) business days of receipt by Seller of written notice of such breach or in any event on or before October 31, 2002 (and Buyer shall not have willfully breached any of its covenants hereunder, which breach is not cured) (it being understood that, for purposes of determining the accuracy of such representations and warranties in connection with this clause (i), all representations and warranties which are qualified “Material Adverse Effect” or other qualifications based on the word “material” or similar phrases shall be true and correct in all respects), or (ii) upon written notice to Seller at any time, if satisfaction of any of the conditions specified in Section 5.1 becomes impossible and such condition has not been waived by Buyer (but only if such impossibility arises principally for reasons other than the action or inaction of Buyer);

(c)

by Seller, (i) if Buyer shall breach in any material respect any of its representations, warranties, covenants or obligations hereunder and such breach shall not have been cured within five (5) business days of receipt by Buyer of written notice of such breach or in any event on or before October 31, 2002 (and Seller shall not have willfully breached any of its covenants hereunder, which breach is not cured) (it being understood that, for purposes of determining the accuracy of such representations and warranties in connection with this clause (i), all representations and warranties which are qualified “Material Adverse Effect” or other qualifications based on the word “material” or similar phrases shall be true and correct in all respects), or (ii) upon written notice to Buyer at any time, if satisfaction of any of the conditions specified in Section 5.2 becomes impossible and such condition has not been waived by Seller (but only if such impossibility arises principally for reasons other than the action or inaction of Seller);

(d)

by either Buyer or Seller, if, without fault of the terminating party, the Closing shall not have occurred on or before October 31, 2002 (provided a later date may be agreed upon in writing by the parties hereto; and provided further that the right to terminate this Agreement under this Section 6.2(d) shall not be available to any party whose action or failure to act has been the cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a breach of this Agreement or would constitute a breach after notice and a failure to cure); or

(e)

by either Buyer or Seller if a Governmental Entity shall have issued an order, decree or ruling or taken any other action (including the failure to have taken an action), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting this Agreement or the transactions contemplated hereby, which order, decree, ruling or other action is final and nonappealable.

21.
6.3

Effect of Termination.    In the event of termination of this Agreement as provided in Section 6.2, written notice thereof shall be promptly given by the terminating party to the other parties and thereafter this Agreement shall forthwith become void; provided, however, that any party which breached this Agreement shall remain responsible for any damages caused to the other party due to such breach.

6.4

Cost of Termination.    If this Agreement is terminated by Buyer pursuant to Sections 6.2(b)(i) or by Seller for any reason other than pursuant to Sections 6.2(a), 6.2(c)(i), 6.2(d), 6.2(e) or 6.2(c)(ii), then Seller shall promptly pay to Buyer in immediately available funds an amount equal to $1,300,000.  If this Agreement is terminated by Seller pursuant to Sections 6.2(c)(i) or by Buyer for any reason other than pursuant to Sections 6.2(a), 6.2(b)(i), 6.2(d), 6.2(e) or 6.2(b)(ii), then Buyer shall promptly pay to Seller in immediately available funds an amount equal to $1,300,000.

ARTICLE VII
INDEMNIFICATION

7.1	Indemnification by Seller.

Subject to the additional provisions set forth in this Article VII, Seller shall indemnify Buyer and its respective Affiliates including, without limitation, its stockholders, officers, directors, employees and representatives (each a “Buyer Indemnitee”) against, and hold each Buyer Indemnitee harmless from, any and all claims, losses, damages, liabilities, payments and obligations, and all expenses, including, without limitation, reasonable legal fees (collectively “Losses”), incurred, suffered, sustained or required to be paid, directly or indirectly, by, or imposed upon, such Buyer Indemnitee resulting from, related to or arising out of (i) any breach or inaccuracy of any representation or warranty of Seller contained in this Agreement or in any document delivered to Buyer pursuant to the provisions of this Agreement; (ii) any failure of Seller to perform any of the covenants contained in this Agreement or in any document delivered to Buyer pursuant to the provisions of this Agreement; (iii) the Excluded Assets, (iv) any liabilities not specifically assumed hereby, including, without limitation, liabilities and obligations of noncompliance with the WARN Act or similar plant closing laws; (v) except to the extent specifically assumed by Buyer, any claim by any third party brought against any Buyer Indemnitee in connection with the Purchased Assets arising from the ownership or use of the Purchased Assets prior to the Closing Date; and (vi) any Losses associated with the matters set forth in Schedule 7.1.

7.2	Indemnification by Buyer.

Subject to the additional provisions set forth in this Article VII, Buyer shall indemnify Seller and its respective Affiliates including, without limitation, its stockholders, officers, directors, employees and representatives (each a “Seller Indemnitee”) against, and hold each Seller Indemnitee harmless from, any and all Losses, incurred, suffered, sustained or required to be paid, directly or indirectly, by, or imposed upon, such Seller Indemnitee resulting from, related to or arising out of (i) any breach or inaccuracy of any representation or warranty of Buyer contained in this Agreement or in any document delivered to Seller pursuant to the provisions of this Agreement; (ii) any failure of any Buyer to perform any of the covenants contained in this Agreement or in any document delivered to Seller pursuant to the provisions of this Agreement; (iii) the Assumed Liabilities; (iv) the Transfer Taxes and (v) any claim by any third party brought against any Seller Indemnitee in connection with the Purchased Assets arising from the ownership or use of the Purchased Assets (unless such claim arises from a breach of a representation or warranty by Seller) following the Closing Date.

22.
7.3	Third Party Claims.
(a)

If any Buyer Indemnitee or Seller Indemnitee (each referred to as an “Indemnitee”) receives notice of the assertion by any third party of any claim or of the commencement by any such third party of any action (any such claim or action being referred to herein as an “Indemnifiable Claim”) with respect to which Seller or Buyer (each referred to as “Indemnitor”) are or may be obligated to provide indemnification, the Indemnitee shall promptly notify the Indemnitor in writing (the “Claim Notice”) of the Indemnifiable Claim; provided, that the failure to provide such notice shall not relieve or otherwise affect the obligation of the Indemnitor to provide indemnification hereunder, except to the extent that any Damages directly resulted or were caused by such failure.

(b)

The Indemnitors shall have thirty days after receipt of the Claim Notice (unless the claim or action requires a response before the expiration of such thirty-day period, in which case the Indemnitors shall have until the date that is six days before the required response date) to acknowledge responsibility and undertake, conduct and control, through counsel of its own choosing, and at its expense, the settlement or defense thereof, and the Indemnitees shall cooperate with the Indemnitor in connection therewith; provided, that (i) the Indemnitor shall permit the Indemnitee to participate in such settlement or defense through counsel chosen by the Indemnitee, provided that the fees and expenses of such counsel shall be borne by the Indemnitee, (ii) the Indemnitor shall not settle any Indemnifiable Claim without the Indemnitee’s consent if the settlement requires the Indemnitee to admit wrongdoing, pay any fines or refrain from any action and (iii) if, in the opinion of counsel to the Indemnitor, the Indemnitee has separate defenses from the Indemnitor or that there is a conflict of interest between the Indemnitor and Indemnitee or if there is any danger of criminal liability of the Indemnitee, then the Indemnitee shall be permitted to retain special counsel of its own choosing at the expense of the Indemnitor.  So long as the Indemnitor is vigorously contesting any such Indemnifiable Claim in good faith, the Indemnitee shall not pay or settle such claim without the Indemnitor’s prior consent, which consent shall not be unreasonably withheld.

(c)

If the Indemnitor does not notify the Indemnitee within thirty days after receipt of the Claim Notice (or before the date that is six days before the required response date, if the claim or action requires a response before the expiration of such thirty day period), that it acknowledges responsibility and elects to undertake the defense of the Indemnifiable Claim described therein, the Indemnitee shall have the right to contest, settle or compromise the Indemnifiable Claim in the exercise of its reasonable discretion at the expense of the Indemnitees (subject to Section 7.5 hereof); provided, that the Indemnitee shall notify the Indemnitor of any compromise or settlement of any such Indemnifiable Claim.

7.4

Survival Period.   Each Indemnitor’s obligation to indemnify and hold harmless Indemnitees with respect to the breach of any representations or warranties contained herein shall expire six months from the date hereof, except that the representations and warranties in Section 2.2 (Authorization) and Section 2.6(b) (Title to Assets) shall survive indefinitely.  In the event notice of any claim for indemnification under this Article VII shall have been given within the applicable survival period, the representations and warranties that are the subject of such indemnification claim shall survive until such time as such claim is finally resolved.

23.
7.5	Limitations on Indemnification.

(a)

Seller’s indemnification obligations under Section 7.1(i) and, with respect to any failure of Seller to perform any of the covenants contained in Section 4.3, Seller’s indemnification obligations under Section 7.1(ii), and Buyer’s obligations under Section 7.2(i) shall not exceed an aggregate amount equal to $910,000 (the "Cap Amount").

(b)

Notwithstanding any other provision of this Article 7 to the contrary, any Losses incurred by any Indemnitee shall not be subject to the Cap Amount to the extent they arise from (i) in the case of a Buyer Indemnitee, a breach of any of the representations and warranties contained in Section 2.2 (Authorization) or Section 2.6(b) (Title to Assets), or (ii) in the case of any Indemnitee, a breach of any representation or warranty which was given fraudulently.

(c)

At Buyer’s option, Buyer may offset any Losses owed by Seller to Buyer under this Agreement against the amounts owed under the Note; provided that prior to such offset, Buyer shall provide Seller with fifteen (15) days prior written notice of Buyer’s intention to offset the Note for any Losses and prior to offsetting any amounts owed under the Note Buyer agrees to work in good faith with Seller for fifteen (15) days after delivery of such notice to resolve any claim associated with such Losses. In the event that Buyer offsets any Losses against the Note pursuant to this Section 7.5(c), Seller shall continue to have available all rights and remedies otherwise available to Seller under Article VII and Section 10.14 of this Agreement as if such offset had not occurred.

(d)

Notwithstanding the terms of this Article 7, no Indemnitor shall be liable for the first $25,000 (the “Threshold Amount”) in aggregate Losses sustained by Indemnitees pursuant to Section 7.1(i) or 7.2(i), as applicable; provided Indemnitees shall be entitled to indemnification for Losses in excess of such Threshold Amount subject to the Cap Amount, in the event Losses to Indemnitees exceed such Threshold Amount.

(e)

Except in the case of fraud or with respect to a breach of the terms and provisions of Sections 4.1, 4.2 or 4.4, Article VIII or Section 10.11, the rights contained in this Article 7 are the sole and exclusive rights of the parties with respect to any breach of this Agreement by any party hereto.

24.

ARTICLE VIII
COVENANTS NOT TO COMPETE

8.1

Covenant Not to Compete.  Seller hereby agrees that for a period of three (3) years following the Closing Date, neither Seller, nor any of its Affiliates will, directly or indirectly, own, manage, operate, join, control or participate in the ownership, management, operation or control of, or be connected as a shareholder, member, manager, director, officer, employee, partner, consultant or otherwise with, any profit or non-profit business, firm, entity or organization, which, directly or indirectly, competes with any product in the Field anywhere worldwide, including, without limitation, the counties in California listed on Exhibit F, whether by selling or manufacturing such product.

8.2

No Solicitation.  Buyer and Seller hereby agrees for a period of one (1) year following the Closing Date, that neither party shall solicit or attempt to influence any of the other party’s current or future employees to become employees or render services to any business or employer, other than such other party, or to terminate their employment with such other party; provided, however, that nothing in this Section 8.2 shall restrict either party from making solicitations by means of general advertisements.

8.3

Severability.  In the event any of the covenants in this Article VIII shall be determined by any court of competent jurisdiction to be unenforceable by reason of its extending for too great a period of time, or over too great a geographical area, or by reason of its being too extensive in any other respect, it shall be interpreted to extend only over the maximum period of time for which it may be enforceable, and/or over the maximum geographical area as to which it may be enforceable and/or to the maximum extent in all other respects as to which it may be enforceable, all as determined by such court in such action.

8.4

Specific Performance.  Seller acknowledges that a breach of the covenants contained in Article VIII will cause irreparable damage to Buyer, the exact amount of which will be difficult to ascertain, and that the remedies at law for any such breach will be inadequate.  Accordingly, Seller agrees that if it breaches the covenants contained in Article VIII in addition to any other remedy which may be available at law or in equity, Buyer shall be entitled to specific performance and injunctive relief, without, in the event of a final judgment, posting a bond or other security.

25.

ARTICLE IX
INTELLECTUAL PROPERTY ASSIGNMENT AND LICENSES

9.1

License to Licensed Trade Secrets.  Seller hereby grants to Buyer a worldwide, nontransferable (except as provided in Section 9.2), irrevocable, perpetual, nonexclusive, royalty-free, fully paid-up right and license under the Licensed Trade Secrets to (i) use the Licensed Trade Secrets solely to service, make, use, design, import, offer for sale, lease, sell, and/or otherwise transfer product, and (ii) have products made by another manufacturer for the use, importation, offer for sale, lease, sale and/or other transfer by Buyer and its distribution channels.

9.2

Transferability.  The rights and licenses to Buyer under Section 9.1 hereunder shall be transferable to any acquirer of all or a portion of Buyer, its business units, or Intellectual Property Rights whether by merger or otherwise, or to any acquirer of all or substantially all of Buyer’s business to which the Purchased Intellectual Property Rights pertain. Any attempted assignment of the rights under Section 9.1 in violation of this Section shall be null and void.

9.3	License to Buyer Purchased Intellectual Property Rights. Seller hereby reserves and retains, for the benefit of itself and its subsidiaries, affiliates, successors, and assigns:

(a)

under any right, title and interest in the Purchased Software and Purchased Technology, an irrevocable, perpetual, transferable, nonexclusive, worldwide, fully paid-up, royalty-free right and license (with right to sublicense) to copy, reproduce, modify, execute, translate into any language or form, distribute, display, perform and to prepare Derivative Works of the Purchased Software in source code and object code formats and Purchased Technology and any works covered by the Purchased Copyrights to provide warranty and technical support to existing Seller customers as of the Closing Date; provided, however, that Seller shall not have the right to provide third parties with the Purchased Software in source code format except to those third party contractors for the purposes permitted in this Section 9.3 and of Seller pursuant to a confidentiality agreement.

26.
(b)

under any right, title and interest in the Purchased Patents, an irrevocable, perpetual, transferable, nonexclusive, worldwide, fully paid-up, royalty-free right and license to make, use, sell, offer for sale, have made and import products and services to provide warranty and technical support to existing Seller customers as of the Closing Date;

(c)

under any right, title and interest in the Purchased Software and Purchased Technology, an irrevocable, perpetual, nontransferable (except as provided in Section 9.4), nonexclusive, worldwide, fully paid-up, royalty-free right and license (but not the right to sublicense, distribute or provide to others) to copy, reproduce, modify, execute, translate into any language or form, distribute, display or perform and to prepare Derivative Works of the Purchased Software in source code and object code formats and Purchased Technology and any works covered by the Purchased Copyrights for its own internal operations (but not to provide product to third parties); and

(d)

under any right, title and interest in the Purchased Patents, an irrevocable, perpetual, non-transferable (except as provided in Section 9.4), nonexclusive, worldwide, fully paid-up, royalty-free right and license to (i) use the Purchased Patents for its own internal operations (but not to provide product to third parties) and, notwithstanding the foregoing, (ii) use the Purchased Patents to manufacture and sell, and have manufactured and sold, products outside of the Field for which Buyer owns the product specifications.

All Derivative Works (but not the underlying Purchased Software, Purchased Technology or Purchased Intellectual Property Rights), enhancements and modifications created by Seller or its subsidiaries, affiliates, successors, and assigns pursuant to the rights and licenses reserved hereunder will be owned by Seller.

9.4

Transferability.  The rights and licenses under Section 9.3 may not be assigned by Seller without the prior written consent of Buyer such consent not to be unreasonably withheld.   Notwithstanding the foregoing, Seller may, without Buyer’s consent, assign such rights and licenses to any purchaser of all or substantially all of Seller’s assets or to any successor by way of merger, consolidation or otherwise.  Any attempted assignment of the rights under Section 9.3 in violation of this Section shall be null and void.

9.5

No Implied Licenses.  Nothing contained in this Agreement will be construed as conferring any rights by implication, estoppel or otherwise, under any Intellectual Property Rights, other than the rights expressly granted in this Agreement.

27.

ARTICLE X.
MISCELLANEOUS

10.1

Further Actions.    From time to time, as and when requested by any party hereto, each other party shall execute and deliver, or cause to be executed and delivered, such documents and instruments and shall take, or cause to be taken, such further or other actions as the requesting party may reasonably deem necessary or desirable to carry out the intent and purposes of this Agreement (including, without limitation, the transfer of the assets which make up the products in the Relevant Product Lines), to transfer, assign and deliver the Purchased Assets to Buyer and its successors and assigns effective as of the Closing (or to evidence the foregoing) and to consummate and give effect to the other transactions, covenants and agreements contemplated hereby. To the extent that the rights of Seller under any contract may not be assigned without the consent of another person which has not been obtained by Seller prior to the Closing, neither this Agreement nor the Assignment and Assumption Agreement shall constitute an agreement to assign the same if an attempted assignment would constitute a breach thereof or be unlawful.  If any such consent has not been obtained or if any attempted assignment would be ineffective or would impair Buyer's rights under the instrument in question so that Buyer would not effectively acquire the benefit of all such rights, then Seller, to the maximum extent permitted by law and the instrument, shall, at Buyer's request, act as Buyer's agent in order to obtain for Buyer the benefits thereunder and cooperate, to the maximum extent permitted by law and the instrument, with Buyer in any other reasonable arrangement designed to provide such benefits to Buyer (including, without limitation, by entering into an equivalent arrangement).  Notwithstanding Buyer's decision to consummate the Closing in the absence of any such consent, after the Closing Seller shall use its commercially reasonable efforts to obtain all such consents and, if and when any is obtained, Seller shall promptly assign the instrument in question to Buyer.

10.2

Expenses.   Except as expressly set forth herein, Seller and Buyer shall each bear their own legal fees and other costs and expenses with respect to the negotiation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereunder.

10.3

Entire Agreement.  This Agreement, which includes the Schedules and the Exhibits hereto, and the other documents, agreements and instruments executed and delivered pursuant to this Agreement, contains the entire agreement between the parties hereto with respect to the transactions contemplated by this Agreement and supersedes all prior arrangements, understandings, proposals, prospectuses, projections and related materials with respect thereto, including without limitation, the letter of intent among the parties hereto dated September  2, 2002.

10.4	Descriptive Headings. The descriptive headings of this Agreement are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement.

10.5

Notices.  All notices or other communications which are required or permitted hereunder shall be in writing and shall be sufficiently given if (a) delivered personally, (b) sent by registered or certified mail, postage prepaid, (c) sent by overnight courier with a nationally recognized courier or (d) sent via facsimile confirmed in writing in any of the foregoing manners, as follows:

If to Seller:	Quantum Corporation
501 Sycamore Drive
Milpitas, California 95035
Attention: Shawn Hall, General Counsel
Facsimile No.: (408) 944-6581

with a copy to:	Wilson Sonsini Goodrich & Rosati, P.C.
650 Page Mill Road
Palo Alto, California 94306
Attention: Steve Bochner
Facsimile No.: (650) 461-5375

If to Buyer:	Broadband Storage, Inc.
5141 California, Suite 200
Irvine, California 92612
Attention: Eric Kelly
Facsimile No.: ____________

with a copy to:	Paul, Hastings, Janofsky & Walker LLP
695 Town Center Drive, 17th Floor,
Costa Mesa, CA 92626
Attn: William J. Simpson, Esq.
Facsimile No.: (714) 979-1921

If sent by mail, notice shall be considered delivered five (5) business days after the date of mailing, and if sent by any other means set forth above, notice shall be considered delivered upon receipt thereof.  Any party may by notice to the other parties change the address to which notice or other communications to it are to be delivered or mailed.

28.

10.6	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California (other than the choice of law principles thereof).

10.7

Assignability.  This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. This Agreement shall not be assignable by any party without the written consent of the other parties and any such purported assignment by any party without such consent shall be void, except that

(a)

Any or all rights of Buyer to receive the performance of the obligations of Seller hereunder and rights to assert claims against Seller in respect of any inaccuracy in or breach of any representations, warranties or covenants of Seller hereunder, may be assigned by Buyer to a direct or indirect subsidiary of Buyer or to a purchaser of all or a portion of the Purchased Assets, and

(b)

Buyer may assign to any bank, insurance or other financial institution providing financing or extending credit to Buyer any or all of its rights to assert claims against Seller in respect of any inaccuracy in or breach of representations, warranties or covenants under this Agreement.

10.8

Waivers and Amendments.  Any amendment or supplementation of this Agreement shall be effective only if in writing signed by each of the parties hereto.  Any waiver of any term or condition of this Agreement shall be effective only if in writing signed by the party giving the waiver.  A waiver of any breach or failure to enforce any of the terms or conditions of this Agreement shall not in any way affect, limit or waive a party’s rights hereunder at any time to enforce strict compliance thereafter with every term or condition of this Agreement, except to the extent such future rights are specifically included within the scope of such written waiver.

10.9

Third Party Rights.  Notwithstanding any other provision of this Agreement, and except as expressly provided in Article VII hereof or as permitted pursuant to Section 10.7 hereof, this Agreement shall not create benefits on behalf of any shareholder or employee of Buyer, or any other Person (including without limitation any broker or finder), and this Agreement shall be effective only as between the parties hereto, their successors and permitted assigns.

10.10

Public Announcements.  Prior to the Closing, Buyer and Seller will consult with each other before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement, and neither Buyer nor Seller shall issue any such press release or make any such public statement without the prior approval of the other parties both as to the making of such release or statement and as to the form and content thereof, except to the extent that such party is advised by counsel, in good faith, that such release or statement is required as a matter of law.

10.11	Confidential and Proprietary Information.

29.
(a)

Seller’s Obligations.  Seller has in the past had access, and shall continue to have access, to certain Confidential and Proprietary Information of Buyer or related to the Purchased Assets and Assumed Liabilities.  Except as expressly permitted under Sections 9.3 and 9.4, Seller agrees that it will not, either directly or indirectly, disclose to any Person or use any of such Confidential and Proprietary Information.

(b)

Seller’s Waivers.  Seller hereby waives any restrictions or limitations in any agreement or arrangement between Seller and any Designated Employee who is hired by Buyer only during the period while such employee is employed by Buyer and solely to the extent any such restrictions or limitations may prohibit such employee from using the Licensed Trade Secrets or Purchased Assets, or completing his or her duties with Buyer.

For purposes of this Agreement, “Confidential and Proprietary Information” means (i) any information relating to the Purchased Assets that is not generally known to competitors, suppliers and customers of Seller and (ii) any other information which would constitute a “Trade Secret” under the California Uniform Trade Secrets Act as in force and effect in the State of California.

10.12

Severability.  If any term or provision of this Agreement or the application thereof to any circumstance shall, in any jurisdiction, be invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable such term or provision in any other jurisdiction, the remaining terms and provisions of this Agreement or the application of such terms and provisions to circumstances other than those as to which it is held invalid or enforceable.

10.13

Counterparts.  This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.  Facsimile signatures shall be treated as if they were originals.

30.
10.14

Dispute Resolution.  The parties hereto agree to the following as their sole means of resolving any disputes arising from or in any way relating to this Agreement, provided that the parties hereto shall have the right to seek an injunction or other equitable remedy in the event of a breach of Article VIII of this Agreement.  In the event of a dispute, the parties shall first attempt to negotiate in good faith to resolve such dispute among themselves for a period not to exceed 60 calendar days.  If after 60 calendar days, the dispute remains unresolved, the parties agree to in good faith select a neutral third party to mediate their dispute.  If the parties are unable to agree upon a mediator, any party to this Agreement may submit a request to the American Arbitration Association (the “AAA”) to appoint a mediator.  If the AAA refuses to appoint a mediator, or if either party fails to pay the fees requested by the AAA for the appointment of a mediator, then the party seeking mediation may file a petition with the Superior Court of the County of Orange, California, for the appointment of a mediator in accordance with the procedures specified in Section 1281.6 of the California Code of Civil Procedure, as if an arbitrator were being appointed.  Any fees and costs of mediation shall be shared one-half by Buyer and one-half by Seller.  Although the parties have agreed to participate in good faith in efforts to mediate any disputes, the results of any mediator’s recommendations shall not be binding upon any party and mediation shall produce a binding agreement only if all parties agree to be bound by the results thereof.  If after 90 calendar days from the day it was submitted to mediation, the dispute remains unresolved, any party may submit the dispute to binding arbitration through the AAA, pursuant to the AAA rules of commercial arbitration or any successor rules thereto, at the office of the AAA located in Orange County, California, or such other location as is mutually agreed to by the parties.  The arbitrator shall apply the laws of the State of California in the resolution of all disputes, controversies or claims and shall have the right and authority to determine how his or her decision or determination as to each issue or matter in dispute may be implemented or enforced.  Any decision or award of the arbitrator shall be final and conclusive on the parties to this Agreement and their respective affiliates, and there shall be no appeal therefrom other than from gross negligence or willful misconduct.  The costs of arbitration, including the fees and expenses of the arbitrator, shall be paid equally by the parties unless the arbitration award provides otherwise.  Each party shall bear the cost of preparing and presenting its case unless the arbitration award provides otherwise.  The parties agree that the arbitrator shall have no power or authority to make any award that provides for punitive or exemplary damages.  The arbitrator’s decision shall be final and binding.  The award may be confirmed and enforced in any court of competent jurisdiction.  The parties hereto agree that any action to compel arbitration pursuant to this Agreement may be brought in the appropriate federal or state court located in Orange County, California, and in connection with such action to compel the laws of the State of California to control.  The parties hereto hereby consent to the jurisdiction of the arbitrator and of such court and waive any objection to the jurisdiction of such arbitrator and court.

[SIGNATURE PAGE FOLLOWS]

31.

[SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have executed and delivered this Agreement as of the date first above written.

“SELLER”	QUANTUM CORPORATION, a Delaware corporation

By: /s/ LARRY ORECKLIN Name: Larry Orecklin Title: President, SSG

“BUYER”	BROADBAND STORAGE, INC., a Delaware corporation By: /s/ ERIC L KELLY Name: Erick L. Kelly Title: CEO

32.

APPENDIX A

DEFINITIONS

Capitalized terms in this Agreement shall have the meanings ascribed to them in this Appendix A unless such terms are defined elsewhere in this Agreement.

AAA shall have the meaning ascribed to it in Section 10.14.

Acquisition shall have the meaning ascribed to it in Recital C.

Act shall have the meaning ascribed to it in Section 2.24(c).

Affiliate:  With respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person.  For the purposes of this definition, “control” means the power to direct the management and policies of another Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

Agreement shall have the meaning ascribed to it in the Preamble.

Ancillary Documents shall have the meaning ascribed to it in Section 2.2.

Assumed Liabilities shall have the meaning ascribed to it in Section 1.1(c).

Authorizations shall have the meaning ascribed to it in Section 1.1(a)(v).

Balance Sheet Inventory shall have the meaning ascribed to it in Section 1.1(a)(vii)

Bona Fide Offer shall mean an offer of employment with Buyer (a) at market rates and (b) for a position with equivalent duties and responsibilities as such Person has with Seller.

Buyer shall have the meaning ascribed to it in the Preamble.

Buyer Indemnitee shall have the meaning ascribed to it in Section 7.1

Cap Amount shall have the meaning ascribed to it in Section 7.5(a).

Cash Purchase Price shall have the meaning ascribed to it in Section 1.2(a).

Cause shall mean termination of employment for any one or more of the following: (i) repeated neglect by the Designated Employee of his or her assigned duties, or repeated intentional refusal by the Designated Employee to perform his or her assigned duties (other than by reason of disability); (ii) an act of dishonesty by the Designated Employee intended to result in gain or personal enrichment of the Designated Employee; (iii) the Designated Employee personally engaging in illegal conduct which causes harm to the reputation of the Buyer, as determined by the Buyer’s Chief Executive Officer; (iv) the Designated Employee committing a felony or misdemeanor relating to an act of dishonesty or fraud against, or a misappropriation of property belonging to, the Buyer; (v) the Designated Employee personally engaging in any act of moral turpitude that causes harm to the reputation of the Buyer; (vi) the Designated Employee breaching in any material respect the terms of any non-disclosure agreement with the Buyer; (vii) the Designated Employee commencing employment with another company while he or she is an employee of the Buyer or (viii) repeated failure, in the reasonable judgment of the Chief Executive Officer of the Buyer, of the Designated Employee to perform his or her assigned duties or responsibilities as directed or assigned by the Chief Executive Officer (other than a failure resulting from the Designated Employee's disability).

Claim Notice shall have the meaning ascribed to it in Section 7.3(a).

Closing shall have the meaning ascribed to it in Section 6.1.

Closing Date shall have the meaning ascribed to it in Section 6.1.

Common Stock shall mean the common stock of Buyer having a par value of $.001 per share.

Confidential and Proprietary Information shall have the meaning ascribed to it in Section 10.11.

Copyrights shall mean all U.S. and foreign rights associated with works of authorship, including rights to copy, reproduce, distribute copies of, modify, publicly perform and display the copyrighted work and all Derivative Works thereof.

Derivative Works shall mean a work which is based upon one or more preexisting works, including, but not limited to, a revision, modification, translation, abridgment, condensation, expansion or any other form in which such preexisting works may be recast, transformed or adapted including any implementation of software as firmware or into a semiconductor device that performs a function or functions similar to such Software.

Designated Employees shall have the meaning ascribed to it in Section 4.6(a).

Encumbrance: Any lien (including, without limitation, tax liens), mortgage, pledge, security interest, charge or encumbrance of any kind, whether voluntary or involuntary, (including any conditional sale or other title retention agreement, any lease in the nature thereof, and any agreement to give any security interest) and, with respect to capital stock, any option or other right to purchase or any restriction on voting or other rights.

Environmental Law shall have the meaning ascribed to it in Section 2.15(b).

Excluded Assets and Certain Known Liabilities shall have the meaning ascribed to it in Section 1.1(b).

Field shall mean the Network Attached Storage operating system marketplace and the Network Attached Storage devices as they currently exist and as they are currently contemplated to exist by Seller, as set forth in the road map attached as Schedule X.

Financing shall have the meaning ascribed to it in Recital B.

Furniture and Equipment shall have the meaning ascribed to it in Section 1.1(a)(ix).

Governmental Entity:  Any nation or any state, commonwealth, territory, possession or tribe and any political subdivision, courts, departments, commissions, boards, bureaus, agencies or other instrumentalities of any of the foregoing.

Gross Variable Margin shall have the meaning ascribed to it in Section 1.1(a).

Hazardous Material(s) shall have the meaning ascribed to it in Section 2.15(c).

Indebtedness:  With respect to any Person (a) all indebtedness for borrowed money; (b) that portion of obligations with respect to capital leases that is properly classified as a liability on a balance sheet in conformity with GAAP; (c) notes payable and drafts accepted representing extensions of credit whether or not representing obligations for borrowed money; (d) any obligation owed for all or any part of the deferred purchase price of property or services if the purchase price is due more than six (6) months from the date the obligation is incurred or is evidenced by a note or similar written instrument; and (e) all indebtedness secured by any Encumbrance on any property or asset owned or held by that Person regardless of whether the indebtedness secured thereby shall have been assumed by that Person or is nonrecourse to the credit of that Person.

Indemnifiable Claim shall have the meaning ascribed to it in Section 7.3(a).

Indemnitee shall have the meaning ascribed to it in Section 7.3(a).

Indemnitor shall have the meaning ascribed to it in Section 7.3(a).

Intellectual Property Rights shall mean any and all (i) Copyrights; (ii) Trademarks; (iii) rights in and relating to the protection of Trade Secrets and Confidential and Proprietary Technology; (iv) Patents; and (v) other intellectual and industrial property and proprietary rights worldwide (of every kind and nature however designated) relating to intangible property that are analogous to any of the foregoing rights.

Key Employees shall have the meaning ascribed to it in Section 5.1(h).

Knowledge of Buyer orBuyer’s Knowledge about facts or circumstances recognized by Buyer shall refer to the actual knowledge, after reasonable inquiry of Eric Kelly, Kevin Anderson, Mark Pollard and Greg Bolstad.

Knowledge of Seller orSeller’s Knowledge about facts or circumstances recognized by Seller shall refer to the actual knowledge, after reasonable inquiry of Seller’s officers and directors, the Key Employees and Seller’s employees that are (i) at least a director-level employee and (ii) principally employed or retained in connection with the Purchased Assets or Assumed Liabilities.

Leased or Owned Property shall have the meaning ascribed to it in Section 2.6(a).

Licensed Trade Secrets shall mean the Trade Secret rights (a) embodied in the Purchased Software and Purchased Technology; (b) which are directly related to, embodied in or derived from the Purchased Software and Purchased Technology and are retained in the memories of any employee who is hired by Buyer pursuant to Section 4.6 or (c) otherwise learned by Buyer in connection with the transactions contemplated by the Agreement.

Losses shall have the meaning ascribed to it in Section 7.1.

Material Adverse Effect shall mean, whether individually or in the aggregate, a material adverse effect on or change in the ownership, operation, use or condition of the Purchased Assets if the amount of Losses that would be imposed upon or sustained by Buyer exceed $100,000; provided further that any diminution in the fair market value of the Balance Sheet Inventory, Furniture and Equipment and any other tangible personal property that constitutes the Purchased Assets shall not be considered in the calculation of such $100,000 to the extent that such diminution in value occurs for any reason other than the action or inaction of Seller with respect to such assets.

NAS shall have the meaning ascribed to it in Recital A.

NLRB shall have the meaning ascribed to it in Section 2.14(b).

Non-U.S. Facilities shall have the meaning ascribed to it in Section 4.8(b).

Note shall have the meaning ascribed to it in Section 1.2(a).

Other Items of Property shall have the meaning ascribed to it in Section 1.1(a)(x).

Patents shall mean U.S. or foreign patent applications and patents, and all divisions, continuations, continuations-in-part, and substitutions thereof; all patent applications corresponding to the preceding applications; and all U.S. and foreign patents issuing on any of the preceding applications, including extensions, reissues and re-examinations.

Person shall mean an individual, corporation, limited liability company, partnership, joint venture, trust or unincorporated organization or association or other form of business enterprise or a Governmental Entity.

Purchase Price shall have the meaning ascribed to it in Section 1.2(a).

Purchased Assets shall have the meaning ascribed to it in Section 1.1(a).

Purchased Contracts shall have the meaning ascribed to it in Section 1.1(a)(iii).

Purchased Copyrights shall mean those Copyrights embodied in the Purchased Software and Purchased Technology.

Purchased Intellectual Property Rights shall have the mean Purchased Copyrights, Purchased Trademarks and Purchased Patents.

Purchased Patents shall mean those Patents described on Schedule 1.1(a)(i).

Purchased Software shall mean the Software described on Schedule 1.1(a)(i).

Purchased Technology shall mean the Technology described on Schedule 1.1(a)(i).

Purchased Trademarks shall mean those Trademarks described on Schedule 1.1(a)(i).

Release shall have the meaning ascribed to it in Section 2.15(d).

Relevant Product Lines shall have the meaning ascribed to it in Recital A.

Seller Indemnitee shall have the meaning ascribed to it in Section 7.2.

Seller shall have the meaning ascribed to it in the Preamble.

Series B Preferred shall mean the Series B Preferred Stock of Buyer having a par value of $.001 per share.

Service Level Agreement shall have the meaning ascribed to it in Section 4.5(f).

Software shall mean any and all computer software and code, including assemblers, applets, compilers, source code, object code, data (including image and sound data), design tools and user interfaces, in any form or format, however fixed.  Software shall include source code listings and documentation.

Stock Consideration shall have the meaning ascribed to it in Section 1.2(a).

Tax shall mean any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities (including, without limitation, income, minimum or alternative minimum tax, gross receipts, ad valorem, value added, environmental tax, turnover, sales, use, personal property (tangible and intangible), stamp, leasing, lease, user, leasing use, excise, payroll, franchise, transfer, fuel, excess profits, occupational, interest equalization and other taxes), together with any and all penalties, fines, additions to tax and interest thereon.

Technical Service Support shall mean accepting end-user help calls and inquiries and the provisioning of initial (“first line”) technical support services in response thereof.

Technology shall mean any algorithms, routines, documentation, specifications, drawings, mask works, designs, files, records and data, inventions (whether or not patentable), improvements, and technology, proprietary and confidential information, show how, know how and techniques, processes, devices, prototypes, test methodologies and hardware development tools and all instantiations of the foregoing in any form and embodied in any media.

Trademarks shall mean all trade names, logos, trademarks and service marks; trademark and service mark registrations and applications and rights to Uniform Resource Locators, Web site addresses and domain names.

Trade Secret shall have the meaning set forth in the California Uniform Trade Secrets Act as in force and effect in the State of California.

Transfer Taxes shall have the meaning ascribed to it in Section 1.4.

Transition Services Agreement shall have the meaning ascribed to it in Section 5.1(h).

Threshold Amount shall have the meaning ascribed to it in Section 7.5(d).

U.S. Facilities shall have the meaning ascribed to it in Section 4.8(a).

A-6.

EXHIBITS AND SCHEDULES

Exhibit A – Intentionally Deleted
Exhibit B – Schedule of Exceptions - Seller
Exhibit C – Schedule of Exceptions - Buyer
Exhibit D - Bill of Sale and Assumption Agreement
Exhibit E – Series B Preferred Stock Purchase and Recapitalization Agreement
Exhibit F – Counties in California

Schedules

Schedule 1.1(a)(i) Purchased Software, Purchased Technology, Purchased Patents and Purchased Trademarks

Schedule 1.1(a)(iii) Purchased Contracts

Schedule 1.1(a)(v) Authorizations

Schedule 1.1(a)(vii) Balance Sheet Inventory

Schedule 1.1(a)(viii) Furniture and Equipment

Schedule 1.1(a)(ix) Other Items of Property

Schedule 1.1(b) Excluded Assets and Certain Known Liabilities

Schedule 1.1(b)(i) Excluded Assets and Certain Known Liabilities

Schedule 1.1(b)(ii) Excluded Assets and Certain Known Liabilities

Schedule 1.1(c) Assumed Liabilities

Schedule 1.5 Allocation of Purchase Price and Adjustments

Schedule 2.1(a) Intellectual Property Rights

Schedule 2.12(g) Intellectual Property Rights

Schedule 4.6(c) Severance Package for Designated Employees

Schedule 5.1(h) – Key   Employees

Schedule 7.1 - Indemnification

A-1.

Exhibit A – Intentionally Deleted

A-1.

Exhibit B – Schedule of Exceptions - Seller

See Attached

A-2.

Exhibit C – Schedule of Exceptions - Buyer

Section 3.2

The consent of Buyer’s stockholders is necessary to close the transactions contemplated by this Agreement and the Financing.

A-3.

Exhibit D

BILL OF SALE AND ASSUMPTION AGREEMENT

This Bill of Sale and Assumption Agreement (this "Bill of Sale") is entered into as of October ___, 2002 by and between Broadband Storage, Inc., a Delaware corporation (“Buyer”), and Quantum Corporation, a Delaware corporation (“Seller”).

1.

Definitions.  Unless specifically designated otherwise, capitalized terms used in this Bill of Sale shall have the meanings given them in that certain Asset Purchase Agreement between Seller and Buyer dated as of October 7, 2002 (the "Asset Purchase Agreement").  The terms of the Asset Purchase Agreement are incorporated herein by this reference.

2.

Sale of Assets.  Subject to the terms, conditions and limitations set forth in the Asset Purchase Agreement, Seller, for valuable consideration, the receipt of which is hereby acknowledged, hereby sells, assigns, grants and conveys all of Seller’s right, title and interest in and to all of the Purchased Assets to Buyer, its successors and assigns, to its and their own use and benefit, forever.

3.

Assumption.  Subject to the terms, conditions and limitations set forth in the Asset Purchase Agreement, Buyer hereby assumes and agrees to observe and perform all of the duties, obligations, terms, provisions and covenants of, and to pay and discharge all of, the Assumed Liabilities.

4.	Miscellaneous.

(a)

Seller and Buyer hereby agree that they will, from time to time, execute and deliver such further instruments of conveyance and transfer as may be reasonably required to implement and effect (i) the sale of the Purchased Assets pursuant to the Asset Purchase Agreement, and (ii) the assumption of the Assumed Liabilities pursuant to the Asset Purchase Agreement.

(b)

This Bill of Sale has been executed to implement the Asset Purchase Agreement and nothing contained herein shall be deemed or construed to impair or alter any of the provisions of the Asset Purchase Agreement.

(c)

This Bill of Sale is executed and delivered in, and shall be construed and enforced in accordance with the laws of the State of California, without reference to conflict of law provisions, and shall be binding upon and shall inure to the benefit of the respective successors and assigns of the parties to this Bill of Sale.

[SIGNATURE PAGE FOLLOWS]

A-4.

IN WITNESS WHEREOF, the parties hereto have executed this Bill of Sale on the date first above written.

“BUYER” BROADBAND STORAGE, INC. By: /s/ ERICK L. KELLY Name: Erick L. Kelly Title: CEO	“SELLER” QUANTUM CORPORATION By: /s/ LARRY ORECKLIN Name: Larry Orecklin Title: President , SSG

A-5.

Exhibit E – Series B Preferred Stock Purchase and Recapitalization Agreement

See Attached

A-6.

Exhibit F - Counties in California

Alameda	Marin	San Mateo
Alpine	Mariposa	Santa Barbara
Amador	Mendocino	Santa Clara
Butte	Merced	Santa Cruz
Calaveras	Modoc	Shasta
Colusa	Mono	Sierra
Contra Costa	Monterey	Siskiyou
Del Norte	Napa	Solano
El Dorado	Nevada	Sonoma
Fresno	Orange	Stanislaus
Glenn	Placer	Sutter
Humboldt	Plumas	Tehama
Imperial	Riverside	Trinity
Inyo	Sacramento	Tulare
Kern	San Benito	Tuolumne
Kings	San Bernardino	Ventura
Lake	San Diego	Yolo
Lassen	San Francisco	Yuba
Los Angeles	San Joaquin
Madera	San Luis Obispo

A-7.

Schedule 1.1(a)(i)

Purchased Software

1.  Snap Operating Systems

      Server to Server Synchronization software

      Version 2.4

      Version 3.4

      Code for prior versions

2.  Current Guardian Operating Systems

      Version 2.0

      Version 2.1

      Version 2.2 in the form developed as of the Closing Date (FCS scheduled for Nov. 2002)

      Version 2.3 in the form developed as of the Closing Date (FCS scheduled for March 2003)

      Version 3.0 in the form developed as of the Closing date that is in preliminary elemental stages and is comprised only of flow charts, prototyping, and similar items.

3.  Proprietary Software Tools

      Automated Software Build-source code

      Automated Software Testing-source code

      Stress and Performance Lab-source code

Purchased Technology

1.   All technology owned by Seller that is contained in Snap Server Models 1000, 1100, 2000, 2200, 4000, 4100.  The Purchased Technology shall specifically include, without limitation, the following with respect to such Snap Models:

Motherboard designs

Chassis design

Drawings: including schematics and mechanical drawings

Specifications

Bezel and chassis designs

User documentation and manuals

Data contained in the bug database

Data contained in the engineering document control database

2.   All technology owned by Seller that is contained in Snap Server Model 12000; Guardian 14000.  The Purchased Technology shall specifically include, without limitation, the following with respect to such Snap and Guardian Models:

Chassis design

Schematics, mechanical drawings

Specifications

Bezel and chassis design

User documentation and manuals

Data contained in the bug database

Data contained in the engineering document control database

3.   All technology owned by Seller that is contained in Guardian 4400.  The Purchased Technology shall specifically include, without limitation, the following with respect to such Guardian Models:

Bezel design

User documentation and manuals

Data contained in bug database

Data contained in the engineering document control database

4.   Other

Development, Test Methodology and Procedures documentation

Stress and Performance Lab documentation

Manufacturing Test

Data comprising the Test Case Database documentation and procedures

Procedures for testing networking and interoperability.

Purchased Patents and Purchased Trademarks

     1.   SNAP OS

PATENTS
Number	Title	Issue Date
US 6,442,661	Self Tuning Memory Management for Computer Systems	08/27/02

TRADEMARKS
Mark	Serial No.	Status	Classes
Snap! Server	75387211	Registered (No. 2421713) as of 01/16/01	IC 009; US 021, 023, 026, 036, 038
Network Storage Made Simple	75409441	Registered (No. 2428674) as of 02/13/01	IC 009; US 021, 023, 026, 036, 038
Snap Appliances		Common law right
Snap Appliance	78/178,397	Trademark Application	Filed October 25, 2002

     2.   GUARDIAN OS

TRADEMARKS
Mark	Serial No.	Registration Status	Int’l Classes
Guardian	76367586	Pending (filed 02/06/02)	IC 009; US 021, 023, 026, 036, 038

PATENTS
Application. Number	Title/Summary	File Date
EP 01301825.4

(i)   Self-Tuning Memory Management For Computer Systems

Disclosing a method and system for memory management in computer systems which accelerates memory allocation/deallocation for buffering data, reduces memory fragmentation, increases available memory for file server file system I/O buffers while optimizing the amount of memory available for other uses, and manages competition for different memory uses, across different network environments and over time within one network.

02/28/01
JP 052475/2001

(ii)   Method For Managing Memory, Memory Manager, And Computer Program Product

Disclosing a method and system for memory management in computer systems which accelerates memory allocation/deallocation for buffering data, reduces memory fragmentation, increases available memory for file server file system I/O buffers while optimizing the amount of memory available for other uses, and manages competition for different memory uses, across different network environments and over time within one network.

02/27/01
US 09/607,581

(iii)   Fault Tolerant Storage Device with Cache

Disclosing a method and system to decrease the high overhead associated with the read/write operations in storage devices utilizing a RAID 5 architecture, while maintaining the fault-tolerance characteristics of the RAID 5 systems.  In its primary embodiment, the disclosed invention provides a method and apparatus using a cache system to reduce the overhead of conventional RAID systems.

06/29/00
EP 01305248.5

(iv)   Fault Tolerant Storage Device with Cache

Disclosing a method and system to decrease the high overhead associated with the read/write operations in storage devices utilizing a RAID 5 architecture, while maintaining the fault-tolerance characteristics of the RAID 5 systems.  In its primary embodiment, the disclosed invention provides a method and apparatus using a cache system to reduce the overhead of conventional RAID systems.

06/15/01
JP 192955/2001

(v)   Method For Storing Data In Fault-Tolerant Storage Device, And Storage Device And Controller Therefor

Disclosing a method and system to decrease the high overhead associated with the read/write operations in storage devices utilizing a RAID 5 architecture, while maintaining the fault-tolerance characteristics of the RAID 5 systems.  In its primary embodiment, the disclosed invention provides a method and apparatus using a cache system to reduce the overhead of conventional RAID systems.

06/26/01

Schedule 1.1(a)(iii)
Purchased Contracts

1.	Agreement between Insignia Solutions Inc. and Quantum Corporation, dated September 8, 1999; letter agreements dated September 30, 1999, November 30, 1999, February 22, 2000 and March 28, 2000.

2.

OEM International Software License, Distribution and Marketing Rights Agreement between PowerQuest Corporation and Quantum Corporation, dated September 30, 1999, effective October 1, 1999; Addendum to OEM International Software License, Distribution and Marketing Rights Agreement dated May 2, 2001; and Addendum to Software Evaluation OEM Software License Agreement, dated July 13, 2001.

3.	OEM Agreement between Syncsort Inc. and Quantum Corporation, dated July 1, 2002.

4.	Manufacturing and Purchase Agreement between SCI Technology, Inc. doing business as SCI Systems and Snap Appliances Corporation, dated October 3, 2001.

5.

OEM Worldwide Agreement for Development & Supply of Custom Embedded Products between FORCE Computers Inc. and Quantum Snap Division Corporation, dated May 2, 2000; and Addendum to OEM Worldwide Agreement for Development & Supply of Custom Embedded Products, dated July 31, 2000.

6.	OTG Joint Marketing Agreement between OTG Software, Inc. and Snap Appliances, Inc., dated July 30, 2001.

7.	OEM Agreement between OTG Software, Inc. and Snap Appliances, Inc., dated September 28, 2001; and Amendment to OTG Partner Agreement, dated November 30, 2001.

8.

OEM Agreement between Computer Associates International Inc. and Quantum Corporation, not executed as of the date of execution of the Agreement but the parties are substantially performing under the terms thereof as of the date of execution of this Agreement.

9.	Software License and Distribution Agreement between Microtest, Inc. and Connex, Inc., dated September 29, 2000; amended August 8, 2001.

10.

Original Design Manufacturer Agreement and Quality Plan Addendum between Quanta Computer, Inc. and Quantum Corporation, not executed as of the date of execution of the Agreement but the parties are substantially performing under the terms thereof as of the date of execution of this Agreement.

11.	Service Agreement between Broad Daylight, Inc. and Snap Appliances, Inc., dated March 27, 2001.

Schedule 1.1(a)(v)
Authorizations

  None.

Schedule 1.1(a)(vii)
Balance Sheet Inventory

Summary of Locations:
San Jose (SNX)	$ 2,296,748.67
San Jose Service (SSG)	138,463.89
SCI-Sanmina facility (SCI)	571,719.27
Quanta facility (STP)	497,592.84

Total Inventory Value

$   3,504,524.67

Detailed reports are not included in this agreement but were provided to the Buyer.

These inventories are more fully described in that certain balance inventory report distributed by Pam Crone to Buyer and Seller on Sunday October 27, 2002 at 1:07 p.m.

Schedule 1.1(a)(viii)
Furniture and Equipment

Summary of Assets Purchased:

All PC equipment for Designated employees*

All PC equipment for Quantum terminated employees*

Four (4) Dell laptops from above will remain with Seller

Network printers

Individual printers

Fax machines

Blackberry units not owned by employees

All lab equipment*

All furniture & fixtures in the labs

Exercise room equipment

Pool table

Television

Electronic white boards (Seller will retain one board)

Polycom phones

PC projectors

All data center equipment

Training room PC equipment

Storage file cabinets (not the ones part of cubicle furniture)

Ergonomic desk chairs (Seller retains five (5) chairs)

Fork Lift

*Detailed listings were prepared for these assets but are not included in the agreement.

Schedule 1.1(a)(ix)
Other Items of Property

Trade Show Booth;

Signage for exterior of the building; and

Unused portion of the prepayment to OTG/Legato for software licenses.

Schedule 1.1(b)
Excluded Assets and Certain Excluded Known Liabilities

1.     Rework costs for 143 units of 4400-480GB recalled from the channel due to BIOS error (costs should be paid for by the Contract Manufacturer)

2.     Identified excess and obsolete inventory at the Contract Manufacturers as of the Closing Date, including the 1,133 IBM hard drives at SCI-Sanmina, as determined by the Buyer.

3.     Seller shall pay the difference between (a) the minimum amount owed by Seller under the terms of that certain OEM Agreement between Syncsort, Inc. and Quantum Corporation, dated July 1, 2002 (the “Syncsort Agreement”) and (b) the amount that Buyer actually pays pursuant to the Syncsort Agreement.  Any claims made by Buyer for Losses against Seller pursuant to Article VII of the Asset Purchase Agreement between Buyer and Seller with respect to this item #3 shall be paid solely by means of an offset against the Note, to the extent that the Note remains outstanding.

Schedule 1.1(c)
Assumed Liabilities

1.     Warranty obligations for the installed base of the Relevant Product Lines as of the Closing Date, up to a maximum exposure of $1,600,000.

2.     Except as otherwise expressly provided for in the Agreement, all liabilities for all goods and services with respect to the Purchased Assets incurred after the Closing Date.

Schedule 1.5
Allocation of Purchase Price and Adjustments

To be mutually agreed upon by both parties within 45 days after the Closing Date.

Schedule 2.12(a)
Intellectual Property Rights

1.     Manufacturing and Purchase Agreement between SCI Technology, Inc. doing business as SCI Systems and Seller, dated October 3, 2001.

2.     Original Design Manufacturer Agreement and Quality Plan Addendum between Quanta Computer, Inc. and Seller, not executed as of the date of execution of the Agreement but the parties are substantially performing under the terms thereof as of the date of execution of this Agreement.

3.     License Agreement between International Business Machines Corporation and Seller, dated April 1, 2001.

Schedule 2.12(g)
Intellectual Property Rights

1.     S.I.M. Consulting Agreement between Seller and S.I.M. Corporation, dated May, 2000.

Schedule 4.6(c)
Employee Severance Package

This represents a summary of Seller’s severance package. For a complete description of the benefits summarized in this Schedule 4.6(c), see the attached Severance Benefit Plan and Summary Plan Description.

Employees will receive the following:
- 60 days of salary continuation;
- 8 weeks severance pay, plus;
- 1 week of pay for each completed year of service;
- All severance pay and vacation will be paid out after the employee’s salary continuation period.

All Directors will receive the following:
- 60 days of salary continuation;
- 16 weeks severance pay, plus;
- 2 weeks of pay for each completed year of service;
- All severance pay and vacation will be paid out after the employee’s salary continuation period.

Benefits that will continue through the salary continuation period:
- Medical;
- Dental;
- Vision;
- Basic Life Insurance;
- Voluntary/Dependent Life Insurance;
- Basic AD&D Insurance;
- Voluntary AD&D Insurance;
- EAP; and
- Healthand Dependent Care Reimbursement Accounts.

Benefits eligible for continuation during severance (1month < 6 years of service; 2 months > 6 years of service):
- Medical;
- Dental;
- Vision;
- EAP;
- Basic Life Insurance;
- All employees will need to enroll in the 2003 benefits, as their salary continuation will end in January;
- COBRA information letters will be mailed to their home within 14 days after end of coverage;

Schedule 5.1(h)
Key Employees

Dan Burrows

Tom Crosby

Pam Crone

Schedule 7.1

Indemnification by Seller

None